FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150 Fourteenth Floor Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  ☐

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

Assets	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$	Variation ThU.S.$
Current assets	3,774,921	3,924,044	(149,123)
Non-current assets	13,405,187	12,744,267	660,920

Total assets	17,180,108	16,668,311	3.07%

Liabilities	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$	Variation ThU.S.$
Current liabilities	1,526,284	1,436,643	89,641
Non-current liabilities	7,393,840	7,413,164	(19,324)
Non–controlling interests	5,189	7,771	(2,582)
Equity attributable to parent company	8,254,795	7,810,733	444,062

Total net equity and liabilities	17,180,108	16,668,311	3.07%

As of December 31, 2022, total assets increased MU.S.$ 512 compared to December 31, 2021, equivalent to a 3.07% variation. This variation was driven mainly by an increase in property, plant and equipment, right of use assets and inventories, which are offset by a lower balance of cash and biological assets.

In turn, total liabilities increased by MU.S.$ 70 principally due to determination and registration of dividend provisions (see Note 26) which are offset by a lower balances of bank loans and hedging liabilities.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	12-31-2022	12-31-2021
Current liquidity (current assets / current liabilities)	2.47	2.73
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.29	1.68

Debt indicators	12-31-2022	12-31-2021
Debt to equity ratio (total liabilities / equity)	1.08	1.13
Short-term debt to total debt (current liabilities / total liabilities)	0.17	0.16
Long-term debt to total debt (non-current liabilities / total liabilities)	0.83	0.84

	12-31-2022	12-31-2021
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	5.22	7.52

Activity ratio	12-31-2022	12-31-2021
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.59	2.68
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.23	3.48
Inventory permanence-days ((inventories + biological assets) /cost of sales)	139.26	134.33
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	111.46	103.41

As of December 31, 2022, the short-term debt to total debt ratio represented 17% of total liabilities (16% as of December 31, 2021).

Our financial expenses coverage ratio decreased from 7.52 to 5.22, mainly due to the profits before taxes generated for the period ended December 31, 2022, compared to lower profits before taxes generated in the same period of 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

b) Statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 846 compared to a profit of approximately MU.S.$ 1,434 in the same period of 2021. The variation of MU.S.$ 588 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit	159
Distribution and administrative expenses	(276)
Other income and expenses	(461)
Others	(10)

Net change in profit (loss) before income tax	(588)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Pulp	2,990,641	2,800,334
Wood	4,110,748	3,549,097
Other	681	330

Total revenues	7,102,070	6,349,761

On January 1, 2021 we discontinued the reporting of our forestry operations as a business segment, and included those operations as part of the pulp segment. This is in line with Arauco’s current reality and with the way in which the management views the progress of business.

The new segments reported are pulp and wood products, consistent with Arauco’s focus on end customers. For more information, see Notes 2 and 24 to the consolidated financial statements report as of December 31, 2022.

Sales costs	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Wood	859,811	773,732
Forestry work and other services	623,902	554,460
Depreciation and amortization	448,787	444,956
Other operating costs	2,341,996	1,908,455

Total sales costs	4,274,496	3,681,603

Profitability index	12-31-2022	12-31-2021
Profitability on equity	8.76	13.54
Profitability on assets	4.16	6.31
Return on operating assets	7.94	8.95

Profitability ratios	12-31-2022	12-31-2021
Earnings per share (U.S.$) (1)	5.8476	8.6322
Profit after tax (ThU.S.$) (2)	704,226	1,031,599
Gross profit (ThU.S.$)	2,827,574	2,668,158
Finance costs (ThU.S.$)	(200,366)	(219,982)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Profit (loss)	704,226	1,031,599
Finance costs	200,366	219,982
Finance income	(72,116)	(33,499)
Income tax expense	142,121	402,914
EBIT	974,597	1,620,996
Depreciation and amortization	507,029	492,704
EBITDA	1,481,626	2,113,700
Cost at fair value of the harvest	431,845	342,701
Gain from changes in fair value of biological assets	(12,932)	(81,986)
Gains (losses) on exchange difference on translation	77,067	5,281
Others*	189,214	113,674
Adjusted EBITDA	2,166,820	2,493,370

*	Considers loss of forest due to fires and theft and impairment provision for industrial property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

The turnover for the fourth quarter of 2022 decreased by 4.6%. compared to the same period of 2021. This decrease was due to a 9.4% reduction in the invoiced volumes. Higher invoiced prices partially offset this decrease in turnover. Comparing year 2022 with 2021, turnover increased by 6.5% as a result of higher sale prices, while invoiced volume decreased slightly by 0.03%.

During the fourth quarter of 2022, no price increases occurred in any grade, but negative price adjustments are seen in some markets and in virtually all grades. Global inventories continued increasing following the third quarter’s trend; mainly due to the normalization of the logistics chain, specifically the release of production trapped in this longer than usual logistics chain from mid2021 to the fourth quarter of 2022. Pulp supply was generally stable. However, when broken down by grade, there are still short fiber supply restrictions from Scandinavian producers due to the lack of raw materials and higher supply of long fiber from these same producers, which continue to shift installed capacity to long fiber pulp production.

In China, no major changes could be observed compared to the third quarter of 2022: overall sluggish demand, normalization of inventory levels, and also normalized delivery backlogs during the quarter. The greatest challenge for this market is overall paper demand due to a low economic activity. Many producers planned partial production shutdowns to regulate inventory levels due to lower demand, pressure on paper prices, high pulp costs, and considerable economic uncertainty.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

However, with the lifting of the Zero Covid policy restrictions, a higher degree of optimism can be observed. The Lunar New Year – which will take place at the beginning of the first quarter of 2023 should also be taken into account, since activity usually decreases during this time due to the vacation period.

In Europe, paper demand began to decline significantly, especially in products for the packaging industry, followed by printing and writing paper. On the other hand, pulp demand remained quite strong for most of the quarter, but started to decline towards the end of the quarter. Moreover, prices remained quite stable, with no price change in short fiber pulp, but there were important decreases in long fiber prices and the spread between short and long fiber disappeared; with spot sales of long fiber made at lower prices than short fiber prices. In the paper market, paper from Asia is also entering the European market due to the low demand in Asia, the price adjustment in those markets, and the strong decrease in maritime freight rates, which allows paper from Asia to be competitive again.

In textile pulp, the market remained very weak, and prices decreased throughout the fourth quarter. The viscose market, a target industry, displayed low activity levels, although prices are stabilizing due to lower production. Producers are operating at 50-60% of their capacity.

Production during the fourth quarter was affected by the unscheduled shutdown of the Constitución mill.

Wood Products Business

Sawn timber

During the last quarter of 2022, demand decreased, in comparison to the same period of the previous year. By the end of the last quarter of 2022, the effects of lower economic activity started to influence the different markets. China was still affected by Covid restrictions, by real estate issues and lower economic growth. The rest of Asia and Europe were affected by high inventories and higher interest rates and economic uncertainty.

In Remanufacturing in the U.S., during the fourth quarter of 2022 the effect of high inflation in the region, higher interest rates, higher inventories in the logistic chain and greater supply from Asia and Latin America began to be perceived. The foregoing resulted in a drop in demand in relation to previous quarters. Through the beginning of 2023, this scenario is expected to continue, and sales will gradually recover as inventories will begin to be regulated.

Plywood

During the fourth quarter of 2022, demand decreased its levels for our products, which affected volumes and prices compared to rest of the year 2022. The demand decreased in Oceania and Latin America, mainly due to inflation effect and higher rates, affecting the construction and remodeling sectors. In addition, the demand in Europe was affected due to the Russian-Ukrainian war, which in turn resulted in higher costs. Improvements in the North American market are expected only by the end of the next quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Panels (MDF, PB, Melamine)

During the last quarter of 2022, even though volumes and prices continued at good levels, they were affected by the increase in exports from Brazil to the rest of the region, especially MDF. For the upcoming months, this increased supply is expected to continue. In turn, a lower demand is expected because of high inflation in South America, higher interest rates, currency devaluation against the U.S. dollar, higher inventories and political uncertainty in some countries.

4. FIRE SITUATION

Since the beginning of February, multiple forest fires have benn affecting various locations in Chile in which we operate, such as Maule, Ñuble, Biobío, Araucanía and Los Ríos regions, many of which are the result of the irresponsible or intentional action of third parties (the “Fires”).

Regarding the fires, we disclosed the following on March 1, 2023:

For purposes of fire prevention and combat, the Company has more than 1,300 professional forestry brigade members, duly trained and equipped for firefighting, as well as 700 liquidation forestry brigade members. Additionally, the Company has 89 car bombs, 30 runways and helipads, a total of 35 aircrafts (11 tanker planes, 17 tanker and brigade transport helicopters, 4 heavy-duty helicopters and 3 coordination planes), 18 skidders, 2 bulldozers, 130 detection towers with cameras systems, a satellite fire detection service, and 3 detection centers, in addition to the support of national and international specialist companies.

The Company has approximately 47,000 hectares of potentially affected productive forest plantations (the “Plantations”). Considering the information currently available, the wood that should be able to be recovered (based on past experiences) and the applicable insurance coverage, it is preliminarily estimated that the impact on the financial statements of the Company as a result of the fires would be, as of this date, approximately MU.S.$ 50,000.

5. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	1,700,492	1,939,331
Cash flows from (used in) financing activities:
Issuing shares	—	200,000
Obtaining and paying borrowings and bonds	(79,620)	(428,528)
Payments of lease liabilities	(65,000)	(67,895)
Dividends paid	(380,969)	(471,167)
Others	(1,630)	(1,869)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(1,238,565)	(1,210,096)
Purchase and sale of biological assets	(248,275)	37,741
Purchase and sale of intangible assets	(5,937)	(6,994)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(7,977)	(10,763)
Dividends received	33,980	3,049
Others	(3,202)	(1,950)

Positive (negative) net cash flow	(296,703)	(19,141)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Our cash flow from operating activities increased to MU.S.$ 1,700 for the current period (compared to the positive balance of
MU.S.$ 1,939 for the same period in 2021), resulting mainly from an increase in suppliers payments and net tax payments, which was partially offset by a higher revenue from customer collections in the current period.

The cash flow from financing activities shows a negative balance of MU.S.$ 527 for the current period (compared to the negative balance of MU.S.$ 769 for the same period in 2021). This results mainly from an increase in short-term borrowings, a decrease in dividends paid and a decrease in borrowings payments in the current year.

Regarding the cash flow from investment activities, the balance decreased to MU.S.$ 1,470 (compared to a negative balance of MU.S.$ 1,189 for the same period of 2021), mainly due to an increase in disbursements for the purchase of biological assets in the previous year (operation with BTG Pactual) and the sale of the participation in the subsidiary Forestal Los Lagos SpA also carried out in the previous period.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2022, a ratio of fixed rate debt to total consolidated debt of approximately 98.6%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of December 31, 2022, include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2022	12-31-2021
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	667,207	1,011,100
Other current financial assets	23	15,350	5,865
Other current non-financial assets	25	206,059	167,890
Trade and other current receivables	23	878,008	979,923
Accounts receivable from related companies	13-23	2,850	5,559
Current inventories	4	1,470,011	1,176,898
Current biological assets	20	330,435	329,586
Current tax assets	6	203,722	233,065
Total current assets other than assets or disposal groups classified as held for sale		3,773,642	3,909,886
Non-current assets or disposal groups classified as held for sale	22	1,279	14,158
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners		1,279	14,158
Total current assets		3,774,921	3,924,044
Non-current assets
Other non-current financial assets	23	63,321	10,525
Other non-current non-financial assets	25	92,514	88,549
Non-current receivables	23	32,674	14,338
Investments accounted for using equity method	15-16	365,671	336,642
Intangible assets other than goodwill	19	73,439	84,210
Goodwill	17	54,800	57,697
Property, plant and equipment	7	9,542,335	8,955,666
Right of use assets	8	306,487	180,106
Non-current biological assets	20	2,864,935	3,008,897
Deferred tax assets	6	9,011	7,637
Total non-current assets		13,405,187	12,744,267
Total assets		17,180,108	16,668,311

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	375,451	339,441
Current lease liabilities	8-23	36,784	49,603
Trade and other current payables	23	812,838	738,457
Accounts payable to related companies	13-23	14,280	2,577
Other short-term provisions	18	9,513	337
Current tax liabilities	6	26,869	127,981
Current provisions for employee benefits	10	7,571	4,593
Other current non-financial liabilities	25	242,978	173,654
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,526,284	1,436,643
Total current liabilities		1,526,284	1,436,643
Non-current liabilities
Other non-current financial liabilities	23	5,155,371	5,374,864
Non-current lease liabilities	8-23	227,440	113,701
Non-current payables		20,116	2,272
Non-current accounts payable to related companies	23	6,731	—
Other long-term provisions	18	40,706	29,549
Deferred tax liabilities	6	1,785,915	1,747,805
Non-current provisions for employee benefits	10	87,689	67,967
Other non-current non-financial liabilities	25	69,872	77,006
Total non-current liabilities		7,393,840	7,413,164
Total liabilities		8,920,124	8,849,807
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,500,901	8,248,185
Other reserves		(1,049,724)	(1,241,070)
Equity attributable to parent company		8,254,795	7,810,733
Non-controlling interests		5,189	7,771
Total equity		8,259,984	7,818,504
Total equity and liabilities		17,180,108	16,668,311

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – December

	Note	2022 ThU.S.$	2021 ThU.S.$

Statements of profit or loss
Revenue	9	7,102,070	6,349,761
Cost of sales	3	(4,274,496)	(3,681,603)
Gross profit		2,827,574	2,668,158
Other income	3	100,129	378,977
Distribution costs	3	(922,226)	(682,996)
Administrative expenses	3	(613,608)	(577,147)
Other expense by function	3	(373,889)	(192,101)
Profit from operating activities		1,017,980	1,594,891
Finance income	3	72,116	33,499
Finance costs	3	(200,366)	(219,982)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	33,684	31,386
Gains (losses) on exchange differences on translation		(77,067)	(5,281)
Profit before income tax		846,347	1,434,513
Income tax expense	6	(142,121)	(402,914)
Net profit		704,226	1,031,599

Net profit attributable to
Net profit attributable to parent company		704,480	1,030,812
Net profit (loss) attributable to non-controlling interests		(254)	787
Net profit		704,226	1,031,599

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		5.8475518	8.6322227

Basic and diluted earnings per share		5.8475518	8.6322227

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - December
	Note	2022 ThU.S.$	2021 ThU.S.$
Net profit		704,226	1,031,599
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(20,011)	(1,479)
Other comprehensive income that will not be reclassified to profit or loss before tax		(20,011)	(1,479)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	57,867	(80,965)
Other comprehensive income before tax exchange differences on translation		57,867	(80,965)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	186,911	(84,879)
Reclassification adjustments on cash flow hedges before tax	23	(9,577)	(45,426)
Other comprehensive income before tax cash flow hedges		177,334	(130,305)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		9,968	2,590
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		9,968	2,590
Other Comprehensive income that will be reclassified to profit or loss before tax		245,169	(208,680)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		5,403	438
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		5,403	438
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(50,587)	30,453
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(2,396)	(696)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(52,983)	29,757
Other comprehensive income (loss)		177,578	(179,964)
Total comprehensive income (loss)		881,804	851,635
Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		882,057	857,938
Comprehensive income (loss), attributable to non-controlling interests		(253)	(6,303)
Total comprehensive income (loss)		881,804	851,635

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$

Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	704,480	704,480	(254)	704,226
Other comprehensive income, net of tax	—	57,866	126,747	(14,608)	7,572	177,577	—	177,577	1	177,578
Comprehensive income	—	57,866	126,747	(14,608)	7,572	177,577	704,480	882,057	(253)	881,804
Dividends	—	—	—	—	—	—	(437,995)	(437,995)	(2,329)	(440,324)
Increase (decrease) through transfers and other changes equity	—	—	—	—	13,769	13,769	(13,769)	—	—	—
Changes in equity	—	57,866	126,747	(14,608)	21,341	191,346	252,716	444,062	(2,582)	441,480
Closing balance at 12-31-2022	803,618	(1,097,329)	(10,112)	(35,374))	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984

12-31-2021	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$

Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	1,030,812	1,030,812	787	1,031,599
Other comprehensive income, net of tax	—	(73,875)	(99,852)	(1,041)	1,894	(172,874)	—	(172,874)	(7,00)	(179,964)
Comprehensive income	—	(73,875)	(99,852)	(1,041)	1,894	(172,874)	1,030,812	857,938	(6,303)	851,635
Issue of equity	200,000	—	—	—	—	—	—	200,000	—	200,000
Dividends	—	—	—	—	—	—	(596,012)	(596,012)	(203)	(596,215)
Increase (decrease) through transfers and other changes equity	—	—	—	—	40,601	40,601	(40,636)	(35)	—	(35)
Increase (decrease) from changes in the interests of subsidiaries that do not imply loss of control	—	—	—	—	—	—	(35,880)	(35,880)	(16,636)	(52,516)
Changes in equity	200,000	(73,875)	(99,852)	(1,041)	42,495	(132,273)	358,284	426,011	(23,142)	402,869
Closing balance at 12-31-2021	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	7,630,153	6,385,257
Receipts from rents and subsequent sales of such assets	3,815	1,280
Other cash receipts from operating activities	551,357	530,229
Classes of cash payments
Payments to suppliers for goods and services	(5,244,822)	(4,116,093)
Payments to and on behalf of employees	(656,540)	(607,029)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(27,405)	—
Other cash payments from operating activities	(167,533)	(141,588)
Interest paid	(259,052)	(260,394)
Interest received	76,581	32,381
Income taxes paid (refunded)	(204,954)	115,791
Other inflows (outflows) of cash, net	(1,108)	(503)
Net cash flow from (used in) operating activities	1,700,492	1,939,331

Cash flows from (used in) investing activities
Cash flow from losing control of subsidiaries and other businesses	—	47,988
Cash flow used in obtaining control of subsidiaries or other businesses	—	(797)
Cash flow used in the purchase of non-controlling interests	(14)	(34)
Other cash receipts from sales of equity or debt instruments of other entities	1,878	—
Other cash payments to acquire equity or debt instruments of other entities	(9,665)	—
Other cash receipts from sales of interests in joint ventures	—	2,621
Other cash payments to acquire interests in joint ventures	(176)	(7,759)
Loans to related entities	(3,304)	(1,891)
Proceeds from sales of property, plant and equipment	33,177	106,707
Purchase of property, plant and equipment	(1,271,742)	(1,316,803)
Proceeds from sales of intangible assets	314	—
Purchase of intangible assets	(6,251)	(6,994)
Proceeds from other long-term assets	51,934	256,659
Purchase of other long-term assets	(300,209)	(218,918)
Dividends received	33,980	3,049
Other inflows (outflows) of cash, net	102	(59)
Cash flows from (used in) investing activities	(1,469,976)	(1,136,231)

Cash flows from (used in) financing activities
Cash flow used in the purchase of non-controlling interests	—	(52,782)
Proceeds from issuing shares	—	200,000
Total proceeds from borrowings	318,357	167,962
Proceeds from long-term borrowings	82,207	87,962
Proceeds from short-term borrowings	236,150	80,000
Repayments of borrowings	(397,977)	(596,490)
Payments of lease liabilities	(65,000)	(67,895)
Dividends paid	(380,969)	(471,167)
Other inflows (outflows) of cash, net	(1,630)	(1,869)
Cash flows from (used in) financing activities	(527,219)	(822,241)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(296,703)	(19,141)
Effect of exchange rate changes on cash and cash equivalents	(47,190)	(34,473)

Net increase (decrease) of cash and cash equivalents	(343,893)	(53,614)
Cash and cash equivalents, at the beginning of the period	1,011,100	1,064,714
Cash and cash equivalents, at the end of the period	667,207	1,011,100

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, AND 2021

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation, which was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of December 31, 2022, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of consolidated financial statements

The consolidated financial statements presented by Arauco are comprised by the following:

•	Consolidated statements of financial position as of December 31, 2022, and 2021.

•	Consolidated statements of profit or loss for the periods ended December 31, 2022, and 2021.

•	Consolidated statements of comprehensive income for the periods ended December 31, 2022, and 2021.

•	Consolidated statements of changes in equity for the periods ended December 31, 2022, and 2021.

•	Consolidated statements of cash flows for the periods ended December 31, 2022, and 2021.

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the consolidated financial statements

Periods ended December 31, 2022, and 2021.

Date of Approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 682 on March 2, 2023.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

UTA – Annual Tax Unit

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of U.S. dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a) Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

•	Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a)	power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b)	exposure or rights to variable returns from involvement with the investee; and

(c)	the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a)	the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b)	potential voting rights held by the investor, other vote holders or other parties;

c)	rights arising from other contractual arrangements; and

d)

any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e) Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f) Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g) Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

h) Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

•	Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i) Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j) Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

k) Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l) Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n) Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. dollars at the closing exchange rate.

o) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

•

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;

•	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

•	The initial direct costs incurred by the lessee; and

•

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r) Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii) Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

v) Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

z) Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2022:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
Reference to the Conceptual Framework - Amendments to IFRS 3	Business combinations. Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.	January 1, 2022

IAS 16 Amendment

Property, plant and equipment

Prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

January 1, 2022

IAS 37 Amendment	Provisions, contingent liabilities and contingent assets Specify which costs a company includes when assessing whether a contract will be loss-making.	January 1, 2022

Annual Improvements to IFRS Standards 2018–2020	IFRS 9 Financial Instruments Addresses which fees should be included in the 10% test for derecognition of financial liabilities.	January 1, 2022

IFRS 16 Leases

Amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

IAS 41 Agriculture

Elimination of the requirement for entities to exclude tax cash flows when measuring fair value. This amendment aligned the requirements of IAS 41 on the measurement of fair value with those of other IFRS Standards.

The adoption of the standards, amendments and interpretations described in the table above do not have a significant impact on Arauco consolidated financial statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1

Presentation of Financial Statements

Clarifies that liabilities will be classified as current or non-current depending on the rights at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

January 1, 2024

IAS 1 and IAS 8	To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.	January 1, 2023

IAS 12

Deferred tax related to assets and liabilities arising from a single transaction

Require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.

January 1, 2023

IAS 1	Non-current liabilities with covenants Clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.	January 1, 2024

IAS 16

Leases on sale and leaseback

include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

January 1, 2024

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

On January 1, 2021, we discontinued the reporting of our forestry operations as a reportable segment, and included those operations as part of the pulp segment. This is in line with Arauco’s current reality and with the way in which the management views and evaluates the progress of the business. The remaining segments are: pulp and wood products, which demonstrates Arauco’s focus on its end customers.

The comparative information in the tables in Note 24 Reportable segments has been restated as of December 31, 2020 due to the merger of the pulp and forestry businesses. This reformulation of the Company’s segments did not produce changes in Arauco’s consolidated financial statements (statement of financial position, statement of profit or loss, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes to the financial statements, except for the Note 24).

Changes to accounting estimates

As of December 31, 2022, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2021 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of information on Issued Capital

Between April and May of 2021, a capital increase of ThU.S.$ 200,000 which amounts to 3,250,975 shares was wholly subscribed and paid-in by the shareholders.

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of December 14, 2021, the controlling shareholder, who is Empresas Copec S.A. acquired a total of 26,346 shares from 2 minority shareholders, so following this capital increase as of December 31, 2022, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%

	120,474,350	100.00000000%

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	12-31-2022	12-31-2021
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618	ThU.S.$ 803,618

	12-31-2022	12-31-2021
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350	120,474,350

b) Dividends paid

In December 2022 a provisional dividend of ThU.S.$ 183,971 was paid with a charge to the profits of the year 2022, which represents 20% of the distributable net profit as of September 30, 2022.

In May 2022 a dividend of ThU.S.$ 192,132 was paid with a charge to the profits of the year 2021. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid with a charge to the profits of the same year.

In October 2021 a dividend of ThU.S.$ 200,000 was paid.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The amount of ThU.S.$ 437,995 presented in the consolidated statement of changes in equity contains the minimum dividend provision for ThU.S.$ 370,874 corresponding to the period 2022. The remaining ThU.S.$ 67,121 correspond to the determination of the differential dividend distributed by the profits of the year 2021 and generated by the change in the dividend policy approved in April 2022.

See Note 26 for details.

In the consolidated statements of cash flows, an amount of ThU.S.$ 380,969 as of December 31, 2022 (ThU.S.$ 471,167 as of December 31, 2021) is presented in the line dividends paid, of which ThU.S.$ 376,103 (ThU.S.$ 471,000 as of December 31, 2021) correspond to the payment of dividends to the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-14-2022
Amount of dividends	ThU.S.$ 183,971
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.527060

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.594799

Dividends paid detail, ordinary shares
Dividends paid	Interim dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	11-03-2021
Amount of dividends	ThU.S.$ 271,000
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.249441

c) Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d) Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended December 31, 2022 and 2021 are as follows:

	2022	2021
	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	100,129	378,977
Gain from changes in fair value of biological assets (Note 20)	12,932	81,986
Net income from insurance compensation	2,046	1,101
Revenue from export promotion	1,157	1,608
Lease income	1,834	1,689
Gain on sales of assets	48,653	241,662
Access easement	905	308
Recovery of tax credits	—	1,674
Compensations received	221	7,018
Gain on sales of permanent investments	—	20,381
Other operating income	32,381	21,550
Classes of Other Expenses by function
Total Other Expenses by function	(373,889)	(192,101)
Provision legal expenses	(10,478)	(8,466)
Impairmert provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(170,207)	(76,218)
Operating expenses related to staff restructuring or from plants stoppage or closed	(82,337)	(5,875)
Expenses related to projects	(27,837)	(20,663)
Loss of asset sales	(12,575)	(9,996)
Loss and repair of assets	(12,585)	(1,700)
Loss of forest due to fires	(17,127)	(38,133)
Other Taxes	(20,413)	(17,666)
Research and development expenses	(4,432)	(2,903)
Fines, readjustments and interests	(6,142)	(241)
Loss on sale of permanent investments	—	(431)
Loss of tax credits	(212)	(491)
Other expenses	(9,544)	(9,318)
Classes of Finance Income
Total Finance Income	72,116	33,499
Finance income by mutual funds - term deposits	61,816	30,720
Finance income resulting from derivatives	39	39
Other finance income	10,261	2,740
Classes of Finance Costs
Total Finance Costs	(200,366)	(219,982)
Interest expense, Bank borrowings	(20,827)	(20,013)
Interest expense, Bonds	(114,297)	(138,334)
Interest expense resulting from derivatives	(17,774)	(17,598)
Interest expense for right-of-use	(9,825)	(8,042)
Other finance costs	(37,643)	(35,995)
Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	33,684	31,386
Investments in associates	7,069	330
Investments in joint ventures	26,615	31,056

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
	2022	2021
Cost of sales (*)	ThU.S.$	ThU.S.$
Timber	859,811	773,732
Forestry labor costs and other services	623,902	554,460
Depreciation and amortization	408,248	401,672
Depreciation for right of use	40,539	43,284
Maintenance costs	319,100	261,143
Chemical costs	712,331	546,048
Sawmill costs	117,786	113,592
Other raw materials	315,078	243,882
Other indirect costs	169,423	127,751
Energy and fuel	243,986	201,949
Cost of electricity	46,902	36,927
Staff expenses	417,390	377,163
Total	4,274,496	3,681,603

(*)

Total amount is comprised of the cost of inventory sales for ThU.S.$ 4,185,527 as of December 31, 2022 (ThU.S.$ 3,599,930 as of December 31, 2021) and the cost of rendering services for ThU.S.$ 88,969 as of December 31, 2022 (ThU.S.$ 81,673 as of December 31, 2021).

	January – December
	2022	2021
Distribution costs	ThU.S.$	ThU.S.$
Selling costs	37,652	38,467
Commissions	12,607	14,566
Insurance	6,813	4,236
Provision for doubtful accounts	(462)	758
Other selling costs	18,694	18,907
Shipping and freight costs	884,574	644,529
Port services	69,478	52,132
Freights	743,590	555,357
Depreciation for right of use	2,975	2,291
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	68,531	34,749
Total	922,226	682,996

	January – December
	2022	2021
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	255,378	248,079
Marketing, advertising, promotion and publications expenses	15,998	12,601
Insurances	26,009	23,749
Depreciation and amortization	33,155	34,771
Depreciation for right of use	7,103	7,061
Computer services	40,136	32,614
Lease of offices, other property and vehicles	5,079	5,264
Donations, contributions, scholarships	11,510	9,264
Fees (legal and technical advisors)	39,616	38,124
Property taxes, city permits and rights	27,385	24,522
Cleaning services, security services and transportation	30,491	33,336
Third-party variable services (maneuvers, logistics)	52,455	44,325
Basic services (electricity, telephone, water)	5,334	4,605
General and other minor expenses	6,197	14,455
Maintenance and repair	9,044	8,040
Seminars, courses, training materials	3,621	2,908
Travels, clothing and safety equipment, environmental expenses, audits and others	45,097	33,429
Total	613,608	577,147

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	12-31-2022	12-31-2021
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	199,174	79,288
Production supplies	209,396	158,382
Work in progress	70,625	51,461
Finished goods	769,558	698,613
Spare parts	221,258	189,154
Total inventories	1,470,011	1,176,898

Inventories recognized as cost of sales as of December 31, 2022 were ThU.S.$ 4,185,527 (ThU.S.$ 3,599,930 as of December 31, 2021).

In order to have inventories recorded at net realizable value as of December 31, 2022, a net decrease of inventories was recognized associated with a higher obsolescence provision of ThU.S.$ 11,880 (ThU.S.$ 33,890 as of December 31, 2021). As of December 31, 2022, the amount of obsolescence provision is ThU.S.$ 77,370 (ThU.S.$ 65,490 as of December 31, 2021).

As of December 31, 2022, there were inventory write-offs of ThU.S.$ 4,865 (ThU.S.$ 993 as of December 31, 2021) which are presented in the consolidated statements of profit or loss within Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2022	12-31-2021
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	64	91
Balances with Banks	298,513	528,985
Short-term deposits	258,566	251,956
Mutual funds	110,064	230,068
Total	667,207	1,011,100

The risk classification of the Company’s mutual funds as of December 31, 2022 and 2021 is shown below.

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
AAAfm	24,933	134,314
No classification	85,131	95,754
Total Mutual Funds	110,064	230,068

Changes in Financial Liabilities

		12-31-2022
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	991,956	296,316	4,426,033	5,714,305
	(+) Borrowings obtained	318,357	—	—	318,357
	(-) Borrowings paid	(347,459)	(9,578)	(40,940)	(397,977)
Cash flows	(-) Commissions paid	(1,656)	—	—	(1,656)
	(-) Interest paid	(18,450)	(37,141)	(193,737)	(249,328)
	(+) Accrued interest	22,679	37,039	194,200	253,918
	(+/-) Inflation adjustment	(29,757)	—	120,091	90,334
	(+/-) Changes in fair value	—	(209,936)	—	(209,936)
	(+/-) Other movements	5,007	(14)	7,812	12,805
	Closing balance	940,677	76,686	4,513,459	5,530,822

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2021
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,274,260	39,660	4,707,944	6,021,864
	(+) Borrowings obtained	167,962	—	—	167,962
	(-) Borrowings paid	(405,567)	(25,316)	(165,607)	(596,490)
Cash flows	(-) Commissions paid	(2,328)	—	—	(2,328)
	(-) Interest paid	(18,084)	(30,034)	(204,465)	(252,583)
	(+) Accrued interest	16,961	29,032	200,843	246,836
	(+/-) Inflation adjustment	(45,891)	—	(120,785)	(166,676)
	(+/-) Changes in fair value	—	283,261	—	283,261
	(+/-) Other movements	4,643	(287)	8,103	12,459
	Closing balance	991,956	296,316	4,426,033	5,714,305

		Lease liabilities
		12-31-2022	12-31-2021
		ThU.S.$	ThU.S.$
	Opening balance January 1	163,304	211,755
Cash flows	(-) Borrowings paid	(65,000)	(67,895)
	(-) Interest paid	(9,724)	(7,811)
	(+) Accrued interest	9,753	8,363
	(+/-) Inflation adjustment	839	(13,540)
	(+) Increase due to new leases liabilities	167,370	35,186
	(+/-) Other movements	(2,318)	(2,754)
	Closing balance	264,224	163,304

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 26% in the United States (federal tax).

In 2021, Argentinian Republic published in the Official Gazette of Argentina the law No. 27,630, which replaced the fixed rate paid by Argentine companies on their corporate income tax periods starting in 2021. It provides a progressive scale of rates, where a 25% rate will be applied to companies with a net taxable income of up to 5,000,000 Argentine pesos (AR$) (approximately ThU.S.$ 28 as of December 31, 2022), a 30% rate will be applied to companies with a net taxable income ranging between AR$ 5,000,000 and AR$ 50,000,000 (approximately ThU.S.$ 282 as of December 31, 2022), and a 35% rate will be applied to companies with a net taxable incomes surpassing AR$ 50,000,000. This new regulation generated a loss of ThU.S.$ 49,000 in Arauco Argentina S.A. in income tax in 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2022	12-31-2021
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	8,910	5,730
Deferred tax assets relating to accrued liabilities	8,986	8,257
Deferred tax assets relating to post-employment benefits	25,904	19,738
Deferred tax assets relating to property, plant and equipment	45,919	32,480
Deferred tax assets relating to impairment provision	13,517	8,564
Deferred tax assets relating to financial instruments	53,347	108,910
Deferred tax assets relating to tax loss carryforward	110,526	24,972
Deferred tax assets relating to inventories	20,942	18,793
Deferred tax assets relating to provisions for income	9,941	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,472	4,625
Deferred tax assets relating to intangible revaluation	1,466	2,301
Deferred tax assets relating to tax credits	—	8,996
Deferred tax assets relating to other deductible temporary differences	25,777	24,328
Total deferred tax assets	327,707	287,017

Offsetting presentation	(318,696)	(279,380)

Net effect	9,011	7,637

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 443,250 (ThU.S.$ 335,872 at December 31, 2021), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements there are ThU.S.$ 125,391 (ThU.S.$ 126,746 at December 31, 2021) of non-recoverable tax losses from subsidiaries in USA and from joint operations in Uruguay, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2022	12-31-2021
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,173	1,281,546
Deferred tax liabilities relating to financial instruments	33,749	25,334
Deferred tax liabilities relating to biological assets	527,988	605,166
Deferred tax liabilities relating to inventory	56,531	46,336
Deferred tax liabilities relating to prepaid expenses	37,760	38,088
Deferred tax liabilities relating to intangible	10,173	12,511
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,204
Total deferred tax liabilities	2,104,611	2,027,185

Offsetting presentation	(318,696)	(279,380)

Net effect	1,785,915	1,747,805

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 50,587 as of December 31, 2022 (credit of ThU.S.$ 30,453 as of December 31, 2021), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2022 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax Assets relating to provisions	5,730	3,051	—	129	8,910
Deferred tax Assets relating to accrued liabilities	8,257	716	—	13	8,986
Deferred tax Assets relating to post-employment benefits	19,738	745	5,403	18	25,904
Deferred tax Assets relating to property, plant and equipment	32,480	13,439	—	—	45,919
Deferred tax Assets relating to impairment provision	8,564	4,664	—	289	13,517
Deferred tax Assets relating to financial instruments	108,910	(8,024)	(47,883)	344	53,347
Deferred tax Assets relating to tax loss carryforward	24,972	84,068	—	1,624	110,664
Deferred tax Assets relating to inventories	18,793	2,120	—	29	20,942
Deferred tax Assets relating to provisions for income	19,323	(9,408)	—	26	9,941
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(2,155)	—	2	2,472
Deferred tax Assets relating to intangible revaluation	2,301	(1,013)	—	178	1,466
Deferred tax Assets relating to tax credits	8,996	(8,996)	—	—	—
Deferred tax Assets relating to other deductible temporary differences	24,328	509	—	802	25,639
Total deferred tax assets	287,017	79,716	(42,480)	3,454	327,707

Deferred tax liabilities	Opening balance 01-01-2021 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2022 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	130,377	—	3,250	1,415,173
Deferred tax liabilities relating to financial instruments	25,334	5,712	2,704	(1)	33,749
Deferred tax liabilities relating to biological assets	605,166	(80,917)	—	3,739	527,988
Deferred tax liabilities relating to inventory	46,336	10,272	—	(77)	56,531
Deferred tax liabilities relating to prepaid expenses	38,088	(337)	—	9	37,760
Deferred tax liabilities relating to intangible	12,511	(2,648)	—	310	10,173
Deferred tax liabilities relating to other taxable temporary differences	18,204	4,520	—	513	23,237
Total deferred tax liabilities	2,027,185	66,979	2,704	7,743	2,104,611

Deferred tax assets	Opening balance 01-01-2021 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Decrease through loss of control in subsidiary ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2021 ThU.S.$
Deferred tax assets relating to provisions	5,042	745	—	—	(57)	5,730
Deferred tax assets relating to accrued liabilities	8,107	179	—	(24)	(5)	8,257
Deferred tax assets relating to post-employment benefits	22,026	(2,667)	438	(56)	(3)	19,738
Deferred tax assets relating to property, plant and equipment	24,397	8,083	—	—	—	32,480
Deferred tax assets relating to impairment provision	14,193	(5,193)	—	—	(436)	8,564
Deferred tax assets relating to financial instruments	79,765	(1,572)	31,062	—	(345)	108,910
Deferred tax assets relating to tax loss carryforward	126,405	(99,915)	—	(207)	(1,311)	24,972
Deferred tax assets relating to inventories	7,964	10,854	—	—	(25)	18,793
Deferred tax assets relating to provisions for income	7,905	11,427	—	—	(9)	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,427	2,213	—	—	(15)	4,625
Deferred tax assets relating to intangible revaluation	3,713	(1,207)	—	—	(205)	2,301
Deferred tax assets relating to tax credits	20,898	(11,902)	—	—	—	8,996
Deferred tax assets relating to other deductible temporary differences	20,018	4,823	—	4	(517)	24,328
Total deferred tax assets	342,860	(84,132)	31,500	(283)	(2,928)	287,017

Deferred tax liabilities	Opening balance 01-01-2021 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Decrease through loss of control in subsidiary ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2021 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,020,282	264,397	—	(121)	(3,012)	1,281,546
Deferred tax liabilities relating to financial instruments	26,755	(2,030)	609	—	—	25,334
Deferred tax liabilities relating to biological assets	644,348	(31,706)	—	(2,946)	(4,530)	605,166
Deferred tax liabilities relating to inventory	32,567	15,131	—	(1,395)	33	46,336
Deferred tax liabilities relating to prepaid expenses	42,319	(4,227)	—	—	(4)	38,088
Deferred tax liabilities relating to intangible	14,826	(1,908)	—	—	(407)	12,511
Deferred tax liabilities relating to other taxable temporary differences	19,608	(1,173)	—	(179)	(52)	18,204
Total deferred tax liabilities	1,800,705	238,484	609	(4,641)	(7,972)	2,027,185

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2022		12-31-2021
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
Detail of classes of deferred tax temporary differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	217,181	—	262,045	—
Deferred tax assets - tax loss carryforward	110,526	—	24,972	—
Deferred tax liabilities	—	2,104,611	—	2,027,185
Total	327,707	2,104,611	287,017	2,027,185

	January – December
	2022	2021
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$
Deferred tax assets	(4,214)	15,783
Deferred tax assets - tax loss carryforward	83,930	(99,915)
Deferred tax liabilities	(66,979)	(238,484)
Total	12,737	(322,616)

Income Tax Expense

Income tax expense consists of the following:

	January - December
	2022	2021
Income tax composition	ThU.S.$	ThU.S.$
Current income tax expense	(350,143)	(254,186)
Tax benefit arising from tax credit used to reduce current tax expense	126,545	176,226
Prior period current income tax adjustments	4,716	(2,036)
Other current benefit tax (expenses)	64,024	(302)
Current tax expense, net	(154,858)	(80,298)
Deferred tax expense relating to origination and reversal of temporary differences	(71,331)	(222,701)
Tax benefit arising from tax credits used to reduce deferred tax expense	84,068	(99,915)
Total deferred tax benefit (expense), net	12,737	(322,616)
Total income tax benefit (expense)	(142,121)	(402,914)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2022 and 2021:

	January – December
	2022	2021
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(96,745)	(113,821)
Domestic current income tax expense	(58,113)	33,523
Total current income tax expense	(154,858)	(80,298)
Foreign deferred tax benefit (expense)	64,462	(59,995)
Domestic deferred tax benefit (expense)	(51,725)	(262,621)
Total deferred tax benefit (expense)	12,737	(322,616)
Total income tax benefit (expense)	(142,121)	(402,914)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
	2022	2022
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%

Tax expense at statutory tax rate	(228,514)	(387,319)
Tax effect of foreign tax rates	8,853	(9,984)
Tax effect of revenues exempt from taxation	80,229	62,879
Tax effect of not deductible expenses	(40,149)	(29,050)
Tax rate effect of previously unrecognized tax loss	81	—
Tax effect of a new evaluation of deferred tax assets	1,557	13,345
Tax effect of change in tax rates	—	(46,215)
Tax effect of tax provided in excess in prior periods	4,716	(2,036)
Other tax rate effects	31,106	(4,534)
Total adjustments to tax expense at applicable tax rate	86,393	(15,595)
Tax benefit (expense) at effective tax rate	(142,121)	(402,914)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	12-31-2022	12-31-2021
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	21,974	800
Income tax receivable	181,705	218,298
Provision tax income	(25,341)	(22,727)
Other tax receivables	25,384	36,694
Total	203,722	233,065

	12-31-2022	12-31-2021
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	256,164	216,484
Monthly Provisional Payments (MPP)	(231,846)	(91,361)
Other tax payables	2,551	2,858
Total	26,869	127,981

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Property, plant and equipment, net
Construction work in progress	3,592,689	2,822,874
Land	893,237	888,465
Buildings	2,085,868	2,165,318
Plant and equipment	2,760,925	2,915,611
Information technology equipment	22,642	23,516
Fixtures and fittings	11,017	13,563
Motor vehicles	45,927	13,678
Other property, plant and equipment	130,030	112,641
Total net	9,542,335	8,955,666
Property, plant and equipment, gross
Construction work in progress	3,592,689	2,822,874
Land	893,237	888,465
Buildings	4,510,660	4,463,660
Plant and equipment	7,220,981	7,079,150
Information technology equipment	108,645	104,522
Fixtures and fittings	49,861	49,302
Motor vehicles	98,126	59,351
Other property, plant and equipment	147,277	129,669
Total gross	16,621,476	15,596,993
Accumulated depreciation and impairment
Buildings	(2,424,792)	(2,298,342)
Plant and equipment	(4,460,056)	(4,163,539)
Information technology equipment	(86,003)	(81,006)
Fixtures and fittings	(38,844)	(35,739)
Motor vehicles	(52,199)	(45,673)
Other property, plant and equipment	(17,247)	(17,028)
Total	(7,079,141)	(6,641,327)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2022, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	363,504	347,839

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2022 and 2021:

	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022 Changes	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666
Additions	1,076,619	2,003	13,230	26,102	815	808	462	18,115	1,138,154
Disposals	(18)	(9,747)	(1,571)	(2,788)	(221)	(273)	(62)	(17)	(14,697)
Withdrawals	(2,573)	(391)	(569)	(5,319)	(286)	(15)	(80)	(351)	(9,584)
Depreciation	—	—	(132,521)	(305,572)	(6,326)	(3,071)	(4,477)	(1,144)	(453,111)
Impairment loss recognized in profit or loss	—	—	(25,611)	(118,026)	4	(521)	—	—	(144,154)
Increase (decrease) through net exchange differences	53	11,769	10,308	36,234	143	82	503	646	59,738
Reclassification of assets held for sale	—	347	68	(437)	—	—	—	—	(22)
Increase (decrease) through transfers from construction in progress	(304,266)	791	57,216	210,682	4,997	444	29,996	140	—
Reclassification from lease to property, plant and equipment	—	—	—	4,438	—	—	5,907	—	10,345
Total changes	769,815	4,772	(79,450)	(154,686)	(874)	(2,546)	32,249	17,389	586,669
Closing balance 12-31-2022	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335

	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of Property, Plant and Equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2021 Changes	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304
Additions	1,127,150	6,647	8,440	22,372	1,277	566	470	6,234	1,173,156
Disposals	(215)	(25,285)	(953)	(10,839)	(170)	(4)	(371)	(205)	(38,042)
Withdrawals	(2,105)	(697)	(2,572)	(6,011)	(42)	—	(31)	(4,188)	(15,646)
Depreciation	—	—	(136,490)	(288,723)	(6,424)	(3,163)	(3,278)	(1,065)	(439,143)
Impairment loss recognized in profit or loss	—	—	(14,669)	(95)	(454)	(9)	(95)	—	(15,322)
Increase (decrease) through net exchange differences	(1,151)	(7,181)	(4,359)	(12,084)	(80)	170	(219)	(815)	(25,719)
Reclassification of assets held for sale	—	107	949	206	—	—	—	—	1,262
Increase (decrease) through transfers from construction in progress	(245,383)	822	66,235	178,611	3,243	(617)	1,995	(4,906)	—
Reclassification from lease to property, plant and equipment	—	—	—	7,251	—	—	152	—	7,403
Decrease due to loss of control in subsidiary	—	(16,320)	(47)	(1,213)	—	(7)	—	—	(17,587)
Total changes	878,296	(41,907)	(83,466)	(110,525)	(2,650)	(3,064)	(1,377)	(4,945)	630,362
Closing balance 12-31-2021	2,822,874	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,955,666

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2022 and 2021 is as follows:

	January - December
	2022	2021
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	408,248	401,672
Administrative expenses	18,413	19,228
Other expenses	15,009	681
Total	441,670	421,581

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in Inventories. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of Use Assets

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$

Property, plant and equipment by right of use, net
Land	195,290	72,384
Buildings	16,731	20,682
Plant and equipment	66,709	17,198
Information technology equipment	157	224
Fixtures and fittings	—	218
Motor vehicles	24,437	55,093
Other property, plant and equipment	3,163	14,307
Total net	306,487	180,106
Property, plant and equipment by right of use, gross
Land	230,231	94,283
Buildings	32,610	32,625
Plant and equipment	86,870	31,235
Information technology equipment	630	652
Fixtures and fittings	—	1,512
Motor vehicles	175,261	168,682
Other property, plant and equipment	3,723	20,142
Total gross	529,325	349,131
Accumulated depreciation and impairment by right of use
Land	(34,941)	(21,899)
Buildings	(15,879)	(11,943)
Plant and equipment	(20,161)	(14,037)
Information technology equipment	(473)	(428)
Fixtures and fittings	—	(1,294)
Motor vehicles	(150,824)	(113,589)
Other property, plant and equipment	(560)	(5,835)
Total	(222,838)	(169,025)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2022 and 2021:

	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022 Changes	72,384	20,682	17,198	224	218	55,093	14,307	180,106
Additions	135,407	2,531	56,720	148	—	7,827	305	202,938
Withdrawals	—	(1,101)	(15)	—	(203)	(4)	—	(1,323)
Depreciation	(12,660)	(5,400)	(7,174)	(229)	(15)	(38,596)	(1,334)	(65,408)
Increase (decrease) through net exchange differences	159	22	8	14	—	117	—	320
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(10,346)	(10,346)
Increase (decrease) through others	—	(3)	(28)	—	—	—	231	200
Total changes	122,906	(3,951)	49,511	(67)	(218)	(30,656)	(11,144)	126,381
Closing balance 12-31-2022	195,290	16,731	66,709	157	—	24,437	3,163	306,487

	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
Reconciliation of property, plant and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2021 Changes	60,761	19,954	24,035	380	698	92,951	20,355	219,134
Additions	21,391	11,557	1,617	127	—	495	—	35,187
Withdrawals	(16)	(2,976)	—	—	—	(226)	(98)	(3,316)
Depreciation	(9,108)	(5,386)	(7,315)	(255)	(356)	(38,090)	(2,071)	(62,581)
Revaluation	—	(7)	—	—	—	(31)	—	(38)
Increase (decrease) through net exchange differences	(644)	(6)	(275)	(6)	—	21	—	(910)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(7,403)	(7,403)
Increase (decrease) through others	—	(2,454)	(864)	(22)	(124)	(27)	3,524	33
Total changes	11,623	728	(6,837)	(156)	(480)	(37,858)	(6,048)	(39,028)
Closing balance 12-31-2021	72,384	20,682	17,198	224	218	55,093	14,307	180,106

The depreciation expense for the period ending December 31, 2022 and 2021 recognized in property, plant and equipment by right of use is as follows:

	January - December
	2022	2021
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales	40,539	43,284
Distribution costs	2,975	2,291
Administrative expenses	7,103	7,061
Total	50,617	52,636

Depreciation charged to profit or loss statement differs from the movement of the period for Right of use assets. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains activated. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	208,812	141,775
Expenses from low value leases	6,696	3,051
Expenses from short-term leases	34,857	21,993
Total	250,365	166,819

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of financial lease minimum payments:

	12-31-2022
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	5,067	—	5,067
Between one and six years	25,750	1,882	23,868
More than six years	—	—	—
Total	30,817	1,882	28,935

	12-31-2021
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	27	—	27
Between one and six years	—	—	—
More than six years	—	—	—
Total	27	—	27

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
	2022	2021
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	6,997,617	6,251,442
Revenue from rendering of services	104,453	98,319
Total	7,102,070	6,349,761

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
Employee expenses	718,990	670,616
Wages and salaries	697,833	651,371
Severance indemnities	21,157	19,245

	12-31-2022	12-31-2021
Discount rate	3.02%	2.56%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2014	RV-2014

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(7,332)
Decrease in 100 bps	8,156
Wage growth rates
Increase in 100 bps	6,688
Decrease in 100 bps	(5,387)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2022 and 2021:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current	7,571	4,593
Non-current	87,689	67,967
Total	95,260	72,560

Reconciliation of the present value of severance indemnities obligations	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance	72,560	81,395
Current service cost	6,832	4,064
Interest cost	3,673	3,271
(Gains) losses from changes in actuarial assumptions	727	(5,784)
Actuarial gains and losses arising from experience	19,285	7,409
Benefits paid	(7,561)	(3,936)
Decrease due to sale of subsidiary	—	(393)
Increase (decrease) for foreign currency exchange rates changes	(256)	(13,466)
Closing balance	95,260	72,560

The average staffing as of December 31, 2022 was 19,043 people.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	395,254	4,884	103,829	97,859	28,564	26,793	10,024	—	667,207
Other current financial assets	15,350	—	—	—	—	—	—	—	15,350
Other current non-financial assets	18,727	115	17,745	5,333	2,979	7,406	153,754	—	206,059
Trade and other current receivables	614,204	36,425	50,646	38,000	33,089	1,972	97,616	6,056	878,008
Accounts receivable due from related companies	—	—	—	—	—	—	2,850	—	2,850
Current Inventories	1,298,649	—	130,707	—	39,353	—	1,302	—	1,470,011
Current biological assets	264,858	—	65,577	—	—	—	—	—	330,435
Current tax assets	174,287	—	8,333	10,296	9,495	1,137	174	—	203,722
Non-current assets or disposal groups classified as held for sale	2,781,329	41,424	376,837	151,488	113,480	37,308	265,720	6,056	3,773,642
Non-current assets or disposal groups classified as held for sale	1,215	—	15	—	49	—	—	—	1,279

Total current assets	2,782,544	41,424	376,852	151,488	113,529	37,308	265,720	6,056	3,774,921

Non-current assets
Other non-current financial assets	63,321	—	—	—	—	—	—	—	63,321
Other non-current non-financial assets	2,980	—	16,022	97	742	8	72,665	—	92,514
Trade and other non-current receivables	5,880	—	—	—	—	—	3,434	23,360	32,674
Investments accounted for using equity method	87,826	203,443	36,489	—	—	—	37,913	—	365,671
Intangible assets other than goodwill	71,141	—	1,940	—	358	—	—	—	73,439
Goodwill	41,408	—	13,392	—	—	—	—	—	54,800
Property, plant and equipment	9,024,490	—	389,522	—	127,120	—	1,203	—	9,542,335
Right of use assets	161,087	—	144,626	—	774	—	—	—	306,487
Non-current biological assets	2,549,796	—	315,139	—	—	—	—	—	2,864,935
Deferred tax assets	5,035	—	3,500	—	476	—	—	—	9,011

Total non-current assets	12,012,964	203,443	920,630	97	129,470	8	115,215	23,360	13,405,187

Total assets	14,795,508	244,867	1,297,482	151,585	242,999	37,316	380,935	29,416	17,180,108

	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
December 31, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	252,091	69,139	2,810	17	—	—	—	51,394	375,451
Current lease liabilities	10,636	91	10,063	—	1,579	23	10,716	3,676	36,784
Trade and other current payables	234,226	23,277	82,988	54,078	16,791	10,476	351,646	39,356	812,838
Accounts payable to related companies	202	—	—	—	—	—	14,078	—	14,280
Other short-term provisions	7,934	—	264	—	—	—	—	1,315	9,513
Current tax liabilities	19,482	5,123	1,512	—	752	—	—	—	26,869
Current provisions for employee benefits	—	—	—	—	—	—	7,571	—	7,571
Other current non-financial liabilities	192,359	51	33,011	5,120	4,828	16	7,593	—	242,978

Total liabilities, current	716,930	97,681	130,648	59,215	23,950	10,515	391,604	95,741	1,526,284

Non-current liabilities
Other non-current financial liabilities	3,637,416	386,186	67,080	—	—	—	—	1,064,689	5,155,371
Non-current lease liabilities	120,656	110	91,206	—	1,659	—	549	13,260	227,440
Other non-current payables	—	—	2,462	—	—	—	17,654	—	20,116
Non-current accounts payable to related companies	—	—	—	—	—	—	6,731	—	6,731
Other long-term provisions	1,677	—	12,512	26,517	—	—	—	—	40,706
Deferred tax liabilities	1,681,957	—	97,822	—	6,136	—	—	—	1,785,915
Non-current provisions for employee benefits	—	—	—	—	957	—	86,732	—	87,689
Other non-current non-financial liabilities	—	—	69,849	10	—	—	13	—	69,872

Total non-current liabilities	5,441,706	386,296	340,931	26,527	8,752	—	111,679	1,077,949	7,393,840

Total liabilities	6,158,636	483,977	471,579	85,742	32,702	10,515	503,283	1,173,690	8,920,124

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	703,232	5,755	160,896	112,234	20,467	4,311	4,205	—	1,011,100
Other current financial assets	5,865	—	—	—	—	—	—	—	5,865
Other current non-financial assets	25,774	166	18,209	5,900	3,717	6,165	107,959	—	167,890
Trade and other current receivables	789,236	21,884	39,142	22,721	31,288	5,023	70,127	502	979,923
Accounts receivable due from related companies	—	—	—	—	—	—	5,559	—	5,559
Current inventories	1,052,147	—	89,521	—	32,947	—	2,283	—	1,176,898
Current biological assets	269,769	—	59,817	—	—	—	—	—	329,586
Current tax assets	228,270	—	3,047	—	452	1,288	8	—	233,065
Non-current assets or disposal groups classified as held for sale	3,074,293	27,805	370,632	140,855	88,871	16,787	190,141	502	3,909,886
Non-current assets or disposal groups classified as held for sale	14,098	—	14	—	46	—	—	—	14,158

Total current assets	3,088,391	27,805	370,646	140,855	88,917	16,787	190,141	502	3,924,044

Non-current assets
Other non-current financial assets	10,525	—	—	—	—	—	—	—	10,525
Other non-current non-financial assets	1,639	—	12,244	56	740	8	73,862	—	88,549
Trade and other non-current receivables	11,806	—	—	—	—	—	2,492	40	14,338
Investments accounted for using equity method	78,216	203,505	26,823	—	—	—	28,098	—	336,642
Intangible assets other than goodwill	82,370	—	1,675	—	165	—	—	—	84,210
Goodwill	41,534	—	16,163	—	—	—	—	—	57,697
Property, plant and equipment	8,489,503	—	340,314	—	124,984	—	865	—	8,955,666
Right of use assets	150,220	—	29,886	—	—	—	—	—	180,106
Non-current biological assets	2,782,660	—	226,237	—	—	—	—	—	3,008,897
Deferred tax assets	3,968	—	2,768	—	901	—	—	—	7,637

Total non-current assets	11,652,441	203,505	656,110	56	126,790	8	105,317	40	12,744,267

Total assets	14,740,832	231,310	1,026,756	140,911	215,707	16,795	295,458	542	16,668,311

	U.S. dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	225,502	66,707	884	133	—	—	—	46,215	339,441
Current lease liabilities	9,140	107	4,208	—	1,391	63	26,944	7,750	49,603
Trade and other current payables	288,172	13,955	79,653	16,616	27,889	8,761	268,624	34,787	738,457
Accounts payable to related companies	230	—	—	—	—	—	2,347	—	2,577
Other short-term provisions	337	—	—	—	—	—	—	—	337
Current tax liabilities	59,319	7,655	4,339	44,856	11,803	—	9	—	127,981
Current provisions for employee benefits	—	—	—	—	—	—	4,593	—	4,593
Other current non-financial liabilities	131,214	73	24,680	4,679	7,195	739	5,074	—	173,654

Total current liabilities	713,914	88,497	113,764	66,284	48,278	9,563	307,591	88,752	1,436,643

Non-current liabilities
Other non-current financial liabilities	3,917,343	442,833	26,880	—	—	—	—	987,808	5,374,864
Non-current lease liabilities	69,905	159	17,694	—	2,377	107	11,334	12,125	113,701
Non-current payables	—	—	2,272	—	—	—	—	—	2,272
Other long-term provisions	—	—	3,489	26,060	—	—	—	—	29,549
Deferred tax liabilities	1,664,506	—	77,637	—	5,662	—	—	—	1,747,805
Non-current provisions for employee benefits	—	—	—	—	842	—	67,125	—	67,967
Other non-current non-financial liabilities	—	—	76,982	14	—	—	10	—	77,006

Total non-current liabilities	5,651,754	442,992	204,954	26,074	8,881	107	78,469	999,933	7,413,164

Total liabilities	6,365,668	531,489	318,718	92,358	57,159	9,670	386,060	1,088,685	8,849,807

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2022			12-31-2021
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,241,515	284,769	1,526,284	1,111,151	325,492	1,436,643
Other current financial liabilities	141,110	234,341	375,451	59,007	280,434	339,441
U.S. dollar	138,283	113,808	252,091	58,794	166,708	225,502
Euros	—	69,139	69,139	—	66,707	66,707
Brazilian real	2,810	—	2,810	80	804	884
Argentine pesos	17	—	17	133	—	133
U.F.	—	51,394	51,394	—	46,215	46,215
Bank borrowings	109,889	167,905	277,794	29,658	219,177	248,835
U.S. dollar	107,079	98,766	205,845	29,578	151,666	181,244
Euros	—	69,139	69,139	—	66,707	66,707
Brazilian real	2,810	—	2,810	80	804	884
Other borrowings	31,221	66,436	97,657	29,349	61,257	90,606
U.S. dollar	31,204	15,042	46,246	29,216	15,042	44,258
Argentine pesos	17	—	17	133	—	133
U.F.	—	51,394	51,394	—	46,215	46,215
Current lease liabilities	11,339	25,445	36,784	13,204	36,399	49,603
U.S. dollar	2,799	7,837	10,636	2,418	6,722	9,140
Euros	24	67	91	40	67	107
Brazilian real	2,240	7,823	10,063	1,111	3,097	4,208
Mexican pesos	457	1,122	1,579	337	1,054	1,391
Other currencies	2	21	23	22	41	63
Chilean pesos	4,264	6,452	10,716	6,768	20,176	26,944
U.F.	1,553	2,123	3,676	2,508	5,242	7,750
Trade and other current payables	795,533	17,305	812,838	732,189	6,268	738,457
U.S. dollar	233,932	294	234,226	288,107	65	288,172
Euros	23,271	6	23,277	13,945	10	13,955
Brazilian real	66,586	16,402	82,988	73,635	6,018	79,653
Argentine pesos	54,078	—	54,078	16,616	—	16,616
Mexican pesos	16,188	603	16,791	27,714	175	27,889
Other currencies	10,476	—	10,476	8,761	—	8,761
Chilean pesos	351,646	—	351,646	268,624	—	268,624
U.F.	39,356	—	39,356	34,787	—	34,787
Accounts payable to related companies	14,280	—	14,280	2,577	—	2,577
U.S. dollar	202	—	202	230	—	230
Chilean pesos	14,078	—	14,078	2,347	—	2,347
Other short-term provisions	8,198	1,315	9,513	337	—	337
U.S. dollar	7,934	—	7,934	337	—	337
Brazilian real	264	—	264	—	—	—
U.F.	—	1,315	1,315	—	—	—
Current tax liabilities	24,251	2,618	26,869	126,059	1,922	127,981
U.S. dollar	16,864	2,618	19,482	59,207	112	59,319
Euros	5,123	—	5,123	7,655	—	7,655
Brazilian real	1,512	—	1,512	2,529	1,810	4,339
Argentine pesos	—	—	—	44,856	—	44,856
Mexican pesos	752	—	752	11,803	—	11,803
Chilean pesos	—	—	—	9	—	9
Current provisions for employee benefits	6,706	865	7,571	4,124	469	4,593
Chilean pesos	6,706	865	7,571	4,124	469	4,593
Other current non-financial liabilities	240,098	2,880	242,978	173,654	—	173,654
U.S. dollar	192,359	—	192,359	131,214	—	131,214
Euros	51	—	51	73	—	73
Brazilian real	33,011	—	33,011	24,680	—	24,680
Argentine pesos	5,120	—	5,120	4,679	—	4,679
Mexican pesos	4,828	—	4,828	7,195	—	7,195
Other currencies	16	—	16	739	—	739
Chilean pesos	4,713	2,880	7,593	5,074	—	5,074

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2022				12-31-2021
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,392,390	1,104,841	3,896,609	7,393,840	2,342,748	661,414	4,409,002	7,413,164
Other non-current financial liabilities	1,028,450	947,217	3,179,704	5,155,371	1,097,939	582,606	3,694,319	5,374,864
U.S. dollar	782,284	492,898	2,362,234	3,637,416	886,371	180,000	2,850,972	3,917,343
Euros	126,793	129,736	129,657	386,186	124,640	127,324	190,869	442,833
Brazilian real	31,943	35,137	—	67,080	8,960	17,920	—	26,880
U.F.	87,430	289,446	687,813	1,064,689	77,968	257,362	652,478	987,808
Bank borrowings	368,353	164,873	129,657	662,883	227,008	325,244	190,869	743,121
U.S. dollar	209,617	—	—	209,617	93,408	180,000	—	273,408
Euros	126,793	129,736	129,657	386,186	124,640	127,324	190,869	442,833
Brazilian real	31,943	35,137	—	67,080	8,960	17,920	—	26,880
Other borrowings	660,097	782,344	3,050,047	4,492,488	870,931	257,362	3,503,450	4,631,743
U.S. dollar	572,667	492,898	2,362,234	3,427,799	792,963	—	2,850,972	3,643,935
U.F.	87,430	289,446	687,813	1,064,689	77,968	257,362	652,478	987,808
Non-current lease liabilities	45,904	38,906	142,630	227,440	44,459	26,083	43,159	113,701
U.S. dollar	21,562	17,653	81,441	120,656	18,691	13,708	37,506	69,905
Euros	109	1	—	110	156	3	—	159
Brazilian real	17,335	16,375	57,496	91,206	7,288	7,688	2,718	17,694
Mexican pesos	1,646	13	—	1,659	2,338	39	—	2,377
Other currencies	—	—	—	—	107	—	—	107
Chilean pesos	197	352	—	549	10,875	459	—	11,334
U.F.	5,055	4,512	3,693	13,260	5,004	4,186	2,935	12,125
Non-current payable	2,462	—	17,654	20,116	2,272	—	—	2,272
Brazilian real	2,462	—	—	2,462	2,272	—	—	2,272
Chilean pesos	—	—	17,654	17,654	—	—	—	—
Non-current accounts payable to related companies	3,283	—	3,448	6,731	—	—	—	—
Chilean pesos	3,283	—	3,448	6,731	—	—	—	—
Other long-term provisions	40,706	—	—	40,706	29,549	—	—	29,549
U.S. dollar	1,677	—	—	1,677	—	—	—	—
Brazilian real	12,512	—	—	12,512	3,489	—	—	3,489
Argentine pesos	26,517	—	—	26,517	26,060	—	—	26,060
Deferred tax liabilities	1,152,877	94,256	538,782	1,785,915	1,067,067	23,521	657,217	1,747,805
U.S. dollar	1,088,336	92,026	501,595	1,681,957	1,007,289	—	657,217	1,664,506
Brazilian real	58,405	2,230	37,187	97,822	54,116	23,521	—	77,637
Mexican pesos	6,136	—	—	6,136	5,662	—	—	5,662
Non-current provisions for employee benefits	77,746	9,943	—	87,689	67,951	—	16	67,967
Mexican pesos	957	—	—	957	826	—	16	842
Chilean pesos	76,789	9,943	—	86,732	67,125	—	—	67,125
Other non-current non-financial liabilities	40,962	14,519	14,391	69,872	33,511	29,204	14,291	77,006
Brazilian real	40,939	14,519	14,391	69,849	33,487	29,204	14,291	76,982
Argentine pesos	10	—	—	10	14	—	—	14
Chilean pesos	13	—	—	13	10	—	—	10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Lemu Earth SpA	Chile	Chilean pesos

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	55,101	(25,371)
Arauco Forest Brasil S.A.	17,585	(21,990)
Sonae Arauco S.A.	(11,508)	(16,092)
Arauco Florestal Arapoti S.A.	4,582	(4,843)
Arauco Industria México S.A. de C.V.	12,057	(3,008)
Arauco Canada Ltd.	(16,249)	357
Others	(3,702)	(2,928)

Total reserve of exchange differences on translation	57,866	(73,875)

Effect of foreign exchange rates changes

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	18,436	9,022
Reserve of exchange differences on translation (with non-controlling interests)	57,867	(80,965)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and expansion of Planta Arauco (MAPA).

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.33%	4.36%
Amount of the interest cost capitalized, property, plant and equipment	103,629	80,789

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces consolidated financial Statements for Public Use

Empresas Copec S.A.

Key Management Personnel Compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2022			12-31-2021
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA (6)	Chile	U.S. dollar	—	98.58669	98.58669	—	—	—
77.630.618-5	Agrícola San Carlos SpA (6)	Chile	U.S. dollar	—	99.94839	99.94849	—	—	—
77.630.623-1	Agrícola Santa Emilia SpA (6)	Chile	U.S. dollar	—	99.94839	99.94839	—	—	—
77.630.625-8	Agrícola Santa Isabel SpA (6)	Chile	U.S. dollar	—	99.94839	99.94839	—	—	—
77.630.626-6	Agrícola Siberia SpA (6)	Chile	U.S. dollar	—	98.58669	98.58669	—	—	—
77.630.629-0	Agrícola Trupán SpA (6)	Chile	U.S. dollar	—	98.58669	98.58669	—	—	—
—	Arauco Argentina S.A.	Argentina	U.S. dollar	9.97070	90.00940	99.98010	9.97070	90.00928	99.97998
—	Arauco Australia Pty Ltd.	Australia	U.S. dollar	—	99.99898	99.99898	—	99.99898	99.99898
96.547.510-9	Arauco Bioenergía S.A.	Chile	U.S. dollar	98.0000	1.99897	99.99897	98.00000	1.99897	99.99897
—	Arauco Canada Ltd.	Canada	Canadian dollar	—	99.99911	99.99911	—	99.99898	99.99898
—	Arauco Celulose do Brasil S.A. (2)	Brazil	Brazilian real	—	99.99907	99.99907	—	—	—
—	Arauco Colombia S.A.	Colombia	U.S. dollar	1.47783	98.52042	99.99825	1.47780	98.52040	99.99820
—	Arauco do Brasil S.A.	Brazil	Brazilian real	1.06807	98.93105	99.99912	1.06810	98.93089	99.99899
—	Arauco Europe Cooperatief U.A.	Holanda	U.S. dollar	0.52148	99.47751	99.99899	0.52150	99.47748	99.99898
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian real	—	99.99900	99.99900	—	99.99900	99.99900
—	Arauco Forest Brasil S.A.	Brazil	Brazilian real	8.68654	91.31253	99.99907	10.08090	89.91818	99.99908
—	Arauco Participações Florestais Ltda.	Brazil	Brazilian real	—	99.99907	99.99907	—	99.99910	99.99910
—	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99.99910	99.99910	—	99.99897	99.99897
—	Arauco Industria de Paineis S.A.	Brazil	Brazilian real	—	99.99912	99.99912	—	99.99900	99.99900
—	Arauco Middle East DMCC	Dubai	U.S. dollar	—	99.99898	99.99898	—	99.99898	99.99898
—	Arauco North America, Inc.	United States	U.S. dollar	0.00010	99.99901	99.99911	0.00010	99.99888	99.99898
—	Arauco Perú S.A.	Peru	U.S. dollar	0.00126	99.99772	99.99898	0.00130	99.99768	99.99898
—	Arauco Pulp Limited (3)	United Kingdom	U.S. dollar	—	99.99898	99.99898	—	—	—
—	Arauco Ventures Limited (3)	United Kingdom	U.S. dollar	—	99.99898	99.99898	—	—	—
—	Arauco Wood (China) Company Limited	China	U.S. dollar	—	99.99898	99.99898	—	99.99898	99.99898
—	Arauco Wood Limited. (1)	United Kingdom	U.S. dollar	12.63126	87.36874	100.00000	—	—	—
	Araucomex S.A. de C.V.	Mexico	U.S. dollar	0.00050	99.99861	99.99911	0.00050	99.99848	99.99898
—	Araucomex Servicios, S.A.de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33330	99.66569	99.99899
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos	—	56.82817	56.82817	—	56.44810	56.44801
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real	—	99.99866	99.99866	—	99.99854	99.99854
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. dollar	99.94839	—	99.94839	99.94840	—	99.94840
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. dollar	—	98.58669	98.58669	—	98.58141	98.58141
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. dollar	98.01862	1.98036	99.99898	98.01860	1.98038	99.99898
79.990.550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. dollar	1.00000	98.94891	99.94891	1.00000	98.94892	99.94892
—	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.98010	99.98010	—	99.98000	99.98000
76.860.724-9	Lemu Earth SpA (5)	Chile	Chilean pesos	—	86.61426	86.61426	—	86.61505	86.61505
—	Lemu Global Limited (4)	United Kingdom	U.S. dollar	—	99.99898	99.99898	—	—	—
—	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. dollar	—	99.99898	99.99898	—	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. dollar	—	99.99860	99.99860	99.0000	0.99948	99.99948
—	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real	—	99.99901	99.99901	—	99.99902	99.99902
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real	—	99.99907	99.99907	—	99.99904	99.99904
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. dollar	0.01000	99.98898	99.99898	0.0100	99.98898	99.99898
96.637.330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. dollar	45.00000	54.99923	99.99923	45.0000	54.99972	99.99972
—	Woodaffix, LLC.	United States	U.S. dollar	—	99.99911	99.99911	—	99.99911	99.99911

(1)	This company was created in May of 2022.
(2)	This company was created in August of 2022.
(3)	These companies were created in October of 2022.
(4)	This company was created in November of 2022.
(5)	This company changed its name from ODD Industries SpA to Lemu Earth SpA, in November 2022.
(6)	These companies were created in September of 2022.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional currency
Eufores S.A.	Uruguay	U.S. dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20%, with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$ 160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these financial statements.

Key Management Personnel Compensation and Redundancy Benefits

	January - December
	2022	2021
	ThU.S.$	ThU.S.$
Salaries and bonuses	83,266	78,114
Per diem compensation to members of the Board of Directors	2,432	2,538
Termination benefits	8,320	2,437
Total	94,018	83,089

Related Party Receivables, Current

		Nature of				12-31-2022	12-31-2021
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	1	12
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,626	2,510
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	21	72
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	—	—	651
CMPC Tissue S.A.	96.529.310-8	Common stockholder	Chile	Chilean pesos	—	—	383
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	41	165
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	100	—
E2E S.A.	76.218.856-2	Joint venture	Chile	Chilean pesos	30 days	60	1,766
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	1	—

TOTAL						2,850	5,559

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	4,474	1,682
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	189	181
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	780	465
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	4	4
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	—	—	12
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	202	229
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	3	3
Sonae Arauco Portugal S.A.	—	Subsidiary of joint venture	Portugal	U.S. dollar	—	—	1
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	30 days	146	—
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Dic-31-23	8,482	—

TOTAL						14,280	2,577

Related Party Payables, Non-Current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Dic-31-24	3,283	—
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Dic-31-27	3,448	—

TOTAL						6,731	—

Related Party Transactions

Purchases

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	3,207	2,644
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	92,643	75,166
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Transport, stowage and port services	7,643	8,518
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	41,540	42,318
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	—	433
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	851	778
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	Telephone services	123	214
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	834	386
Colbún Transmisión S.A.	76.218.856-2	Common stockholder	Chile	Chilean pesos	Electrical Power	77	514
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,012	1,238
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	246	222

Sales

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	161	256
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	23,539	21,891
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s	Chile	Chilean pesos	Harvesting services, wood and chips	—	7,329
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	299	139
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	Wood and chips	525	9,027
CMPC Tissue S.A.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	—	1,127
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	453	56
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	246	355
EMOAC SPA	76.208.888-6	Indirect subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	3,272	—

Other transactions

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Falcão MS SPE S.A.	—	Associate	Brasil	Reales	Capital contribution	9,664	—
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	Capital contribution	136	—
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Capital contribution	31,998	7,452
Agrícola El Paque SpA	77.209.739-5	Joint venture	Chile	Chilean pesos	Capital contribution	—	1,095
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	118	123
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Capital contribution	—	7,759
E2E S.A.	76.879.577-0	Joint venture	Chile	U.S. dollar	Borrowing	3,546	1,125

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out in the years 2022 and 2021 are reported below:

Arauco determined it necessary to reorganize its activity in the wood product segment by centralizing its investments in the wood market in an entity that allows a common direction and control. This is the reason why, on May 23, 2022, the company Arauco Wood Limited was created. Such international parent entity was incorporated in the United Kingdom, a country which is considered and valued as one of the main investment platforms and center global financial system, and known for its institutional stability.

In June and December of 2022, Arauco, through its subsidiary Inversiones Arauco International Ltda. and the parent of the group, Celulosa Arauco y Constitución S.A., contributed their subsidiaries from the wood segment to the new company Arauco Wood Limited. These contributions were for a total amount of ThU.S.$ 1,989,972. This operation did not generate an effect for income purposes.

With this reorganization, Arauco intends to achieve a more efficient international structure in a first-class financial center, thus generating an attractive investment focus for potential new investors or other market players. This centralization of the wood product segment will also allow a better and more efficient management, enhancing its investments with a solid structure and greater projections of profitability, growth and sustainability.

On December 2, 2021, Arauco through its subsidiary Arauco Forest Brasil S.A. acquired all Stora Enso Amsterdam B.V. participation (it owned 20% of the total shares of Arauco Forestal Arapoti S.A.) for ThR$ 294,549 (equivalents to ThU.S.$ 52,516), leaving Arauco with a total participation of 100%. Following IFRS 10, as Arauco previously had control over this investment and this operation is an acquisition from a minority shareholder, the difference resulting from the book values and the fair value of the paid was recognized directly in equity. This amount in equity at the end of 2021 was ThU.S.$ 35,880.

On March 10, 2021, Arauco through the subsidiary Forestal Arauco S.A. sold its total participation in the company Forestal Los Lagos SpA (ex S.A.) for ThU.S.$ 48,000. This operation generated a profit of ThU.S.$ 20,381 that is presented in other income.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

On August 8, 2022, the subsidiary Arauco Participações Florestais Ltda. of Brasil created the company Falcão MS SPE S.A., and during the year 2022, Arauco contributed capital to the new company for ThR$ 49,985 (equivalents to ThU.S.$ 9,664).

As of December 31, 2021, there were no new investments in associates to report.

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	12-31-2022	12-31-2021

Carrying amount accounted for using equity method	ThU.S.$ 64,000	ThU.S.$ 55,873
Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	12-31-2022	12-31-2021

Carrying amount accounted for using equity method	ThU.S.$ 325	ThU.S.$ 220
Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	12-31-2022	12-31-2021

Carrying amount accounted for using equity method	ThU.S.$ 6	ThU.S.$ 7
Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	12-31-2022	12-31-2021

Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1
Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%

	12-31-2022	12-31-2021

Carrying amount accounted for using equity method	ThU.S.$ 26,910	ThU.S.$ 26,823
Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%

	12-31-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 9,579	ThU.S.$ -

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
12-31-2022	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$

Current	1	5,677	2,368	413	—	12	8,471
Non-current	129,819	2,273	73,089	19,136	4	52	224,373
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Falcão MS SPE S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$

Current	54	4,527	1,066	1	—	7	5,655
Non-current	—	1,798	19,475	—	3	28	21,304
Equity	129,766	1,625	54,916	19,548	1	29	205,885
Total of associates	129,820	7,950	75,457	19,549	4	64	232,844
12-31-2022
Income	—	4,323	9,741	—	—	—	14,064
Other income / expenses	9,544	(3,736)	(5,290)	(3)	—	—	515
Net profit or loss (continuing operations) of associates	9,544	587	4,451	(3)	—	—	14,579
Other comprehensive income	—	—	—	—	—	—	—
Comprehensive income	9,544	587	4,451	(3)	—	—	14,579
Dividends received	—	—	1,511	—	—	—	1,511

	Assets
12-31-2021	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$

Current	1	4,761	4,638	—	12	9,412
Non-current	113,580	2,773	69,602	6	52	186,013
Total of associates	113,581	7,534	74,240	6	64	195,425

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$

Current	55	4,297	1,292	—	7	5,651
Non-current	—	2,138	18,208	4	28	20,378
Equity	113,526	1,099	54,740	2	29	169,396
Total of associates	113,581	7,534	74,240	6	64	195,425
12-31-2021
Income	—	4,577	8,892	—	—	13,469
Other income / expenses	(4,208)	(4,277)	(4,047)	(1)	(1)	(12,534)
Net profit or loss (continuing operations) of associates	(4,208)	300	4,845	(1)	(1)	935
Other comprehensive income	—	—	—	—	—	—
Comprehensive income	(4,208)	300	4,845	(1)	(1)	935
Dividends received	—	—	2,695	—	—	2,695

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Opening balance as of January 1	336,642	316,939
Changes
Investment in joint ventures, additions (*)	9,664	—
Investment in joint ventures, additions (**)	32,252	16,429
Disposals, investment in associates and joint ventures (***)	(1,878)	(3,197)
Share of profit (loss) in investment in associates	7,069	330
Share of profit (loss) in investment in joint ventures	26,615	31,056
Dividends received, Investments in associates	(35,187)	(3,288)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(11,779)	(20,167)
Other increase (decrease) in investment in associates and joint ventures	2,273	(1,460)
Total changes	29,029	19,703
Closing balance	365,671	336,642

(*)	During the year 2022, Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 49,985 that in total is equivalent to ThU.S.$ 9,664 for 49,984,900 shares.
(**)	During the year 2022, the main movement corresponds to:

•	Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno, for ThU.S.$ 31,998 for 6,399,520 shares.

During the year 2021, the main movement corresponds to:

•	Maderas Arauco S.A. made a capital contribution between January and November to E2E S.A., for ThCLP$ 5,925,000 that in total is equivalent to ThU.S.$ 7,759.

•	Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno for ThU.S.$ 7,452 in November 2021 for 1,490,400 shares.

(***)	ThU.S.$ 1,878 equivalent to R$ 9,800,000 corresponding to a capital decrease of Arauco Forest do Brasil S.A. en Florestal Vale Do Corisco S.A. on October 11, 2022.

ThU.S.$ 3,197 account for the carrying amount of investment in Unilin Arauco Pisos Ltda., which was sold on January 12, 2021.

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	100,821	82,924
Carrying amount of investments in joint ventures accounted for using equity method	264,850	253,718
Total investment accounted for using equity method	365,671	336,642

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out in the years 2022 and 2021 are reported below:

On October 13, 2021, Arauco, through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. On November of 2021, it was agreed to increase the capital to ThU.S.$ 7,452 and during the period of 2022 ThU.S.$ 31,998, Forestal Arauco S.A. contributed all of the committed capital (50%) through the contribution of assets.

Between January and December of 2021, Arauco through its subsidiary Maderas Arauco S.A., contributed to E2E S.A. the amount of ThCLP$ 5,925,000 (equivalent to ThU.S.$ 7,759).

On January 12, 2021, Arauco, through its subsidiary Arauco do Brasil S.A., sold its total 50% participation in Unilin Arauco Pisos Ltda. This transaction generated a loss before taxes of ThU.S.$ 431.

As of December 31, 2022 and 2021, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2022		12-31-2021
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	478,480	114,012	384,960	162,106
Non-current	1,982,237	141,588	2,036,696	210,981
Equity	—	2,205,117	—	2,048,569
Total joint arrangement	2,460,717	2,460,717	2,421,656	2,421,656

Investment	1,102,559		1,024,285

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	1,108,952		917,391
Expenses	(636,797)		(575,745)
Joint arrangement net income (loss)	472,155		341,646

	12-31-2022		12-31-2021
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	30,769	5,894	23,068	2,502
Non-current	158,787	4,119	167,159	10,618
Equity	—	179,543	—	177,107
Total joint arrangement	189,556	189,556	190,227	190,227

Investment	89,772		88,554

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	2,870		10,596
Expenses	(434)		(6,935)
Joint arrangement net income (loss)	2,436		3,661

	12-31-2022		12-31-2021
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	125,027	193,423	133,384	189,643
Non-current	892,452	119,050	892,020	147,006
Equity	—	705,006	—	688,755
Total joint arrangement	1,017,479	1,017,479	1,025,404	1,025,404

Investment	352,503		344,378

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	252,524		230,089
Expenses	(237,338)		(202,423)
Joint arrangement net income (loss)	15,186		27,666

	12-31-2022		12-31-2021
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	13,824	101,385	6,712	101,698
Non-current	432,769	—	442,624	13,014
Equity	—	345,208	—	334,624
Total joint arrangement	446,593	446,593	449,336	449,336

Investment	172,604		167,312

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	20,703		18,235
Expenses	(10,120)		(17,106)
Joint arrangement net income (loss)	10,583		1,129

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	12-31-2022		12-31-2021
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	17,673	4,821	16,083	4,980
Non-current	39,496	5,347	38,056	4,913
Equity	—	47,001	—	44,246
Total joint arrangement	57,169	57,169	54,139	54,139

Investment	23,501		22,123

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	45,335		42,788
Expenses	(41,580)		(40,568)
Joint arrangement net income (loss)	3,755		2,220

Other comprehensive income	—		—
Comprehensive income	3,755		2,220
Dividends	500		594

	12-31-2022		12-31-2021
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	320,837	229,330	288,650	334,620
Non-current	668,138	352,759	699,984	247,006
Equity	—	406,886	—	407,008
Total joint arrangement	988,975	988,975	988,634	988,634

Net assets	180,896		179,027
Net asset adjustment (goodwill)	22,547		24,477
Investment	203,443		203,504

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	1,241,698		1,153,385
Expenses	(1,159,060)		(1,082,798)
Joint arrangement net income (loss)	82,638		70,587

Other comprehensive income	—		—
Comprehensive income	82,638		70,587
Dividends	33,176		—

	12-31-2022		12-31-2021
Agrícola El Paque SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	966	1,360	1,493	201
Non-current	18,914	5,450	15,455	4,162
Equity	—	13,070	—	12,585
Total joint arrangement	19,880	19,880	16,948	16,948

Investment	6,534		6,293

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	—		—
Expenses	379		47
Joint arrangement net income (loss)	379		47

Other comprehensive income	—		—
Comprehensive income	379		47
Dividends	—		—

	12-31-2022		12-31-2021
Parque Eólico Ovejera del Sur SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	100	224	157	86
Non-current	2,885	—	2,298	—
Equity	—	2,761	—	2,369
Total joint arrangement	2,985	2,985	2,455	2,455

Investment	1,381		1,185

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	—		—
Expenses	(43)		(21)
Joint arrangement net income (loss)	(43)		(21)

Other comprehensive income	—		—
Comprehensive income	(43)		(21)
Dividends	—		—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

E2E S.A.	12-31-2022		12-31-2021
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,361	20,327	8,138	1,094
Non-current	20,914	11,301	28,357	3,078
Equity	—	(3,353)	—	32,323
Total joint arrangement	28,275	28,275	36,495	36,495

Investment	(1,677)		16,162

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	2,183		743
Expenses	(35,759)		(11,133)
Joint arrangement net income (loss)	(33,576)		(10,390)

Other comprehensive income	—		—
Comprehensive income	(33,576)		(10,390)
Dividends	—		—

	12-31-2022		12-31-2021
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	844	62	765	61
Non-current	5,661	2,871	4,929	2,125
Equity	—	3,572	—	3,508
Total joint arrangement	6,505	6,505	5,694	5,694

Investment	1,786		1,754

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	—		—
Expenses	109		(52)
Joint arrangement net income (loss)	109		(52)

Other comprehensive income	—		—
Comprehensive income	109		(52)
Dividends	—		—

	12-31-2022		12-31-2021
Agrícola Fresno SpA	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	28,952	1,657	15,663	88
Non-current	58,755	7,232	10,485	2,225
Equity	—	78,818	—	23,835
Total joint arrangement	87,707	87,707	26,148	26,148

Investment	39,409		11,918

	12-31-2022		12-31-2021
	ThU.S.$		ThU.S.$
Income	—		—
Expenses	(33)		(49)
Joint arrangement net income (loss)	(33)		(49)

Other comprehensive income	—		—
Comprehensive income	(33)		(49)

Dividends	—		—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill, which was recognized into impairment provisions of assets.

In 2022, as a result of closing MDP line of Pien mill in Brasil, an impairment provision was made for ThU.S.$ 14,388, which amount include an impairment of goodwill for ThU.S.$ 3,895.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of cellulose pulp in the amount of ThU.S.$ 127,605.

The premises included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

In the United States, impairment provisions associated with sold and recovered from property, plant and equipment were reversed for a total of ThU.S.$ 7,014 (equivalent to ThU.S.$ 11,057 in the 2021 period).

In addition, due to the modernization and expansion project of the Arauco mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of December 31, 2022,an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco mill (pulp segment) in an amount of ThU.S.$ 101,069 was recorded (was the same amount as of December 31, 2021). For this calculation, we used a discount rate of 6.1%. The Line 1 of the Arauco mill was closed in January 2022 and the Line 3 of Arauco mill (MAPA Project) was launched in December of 2022.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	12-31-2022	12-31-2021
Changes in CGU impairment provision	ThU.S.$	ThU.S.$
Opening balance	214,042	218,764
Impairment loss recognized in profit or loss	141,137	21,275
Reversal of impairment loss recognized in profit or loss	(9,164)	(21,858)
Increase (decrease) in foreign exchange	2,335	(4,139)
Closing balance	348,350	214,042

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	12-31-2022	12-31-2021
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	11,798	8,088
Impairment loss recognized in profit or loss	13,823	5,649
Reverse of impairment recognized loss in profit or loss	(7,691)	(2,112)
Increase (decrease) in foreign exchange	155	173
Closing balance	18,085	11,798

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 54,800 (ThU.S.$ 57,697 on December 31, 2021), as shown below:

	12-31-2022	12-31-2021
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,676	40,802
Arauco do Brasil S.A. (Pien mill)	13,392	16,163
Arauco North America, Inc. (Prime-Line, Inc.)	732	732

Closing balance	54,800	57,697

	12-31-2022	12-31-2021
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	57,697	59,567
Increase (decrease) impairment	(3,895)	—
Increase (decrease) due to business combination	—	(685)
Increase (decrease) in foreign exchange	998	(1,185)
Closing balance	54,800	57,697

Of the total of goodwill, ThU.S.$ 40,676 (ThU.S.$ 40,802 as of December 31, 2021) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, there is a capital gain of ThU.S.$ 13,392 (ThU.S.$ 16,163 as of December 31, 2021).

The recoverable amount for the Pien mill’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2022 and 2021, the carrying value of the goodwill of the plants did not exceed their recoverable value, except at the end of December of 2022 in Brazil for the MDF line of the Pien mill, was recognized an impairment of the equivalent goodwill, and it was for ThU.S.$ 3,895.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, consequently, with the last date, the respective claim was filed in what was not granted in the supervision stage.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court.

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019, the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A.

On March 7, 2023, the II Chamber of the Supreme Court resolved to dismiss the cassation appeal based on formal and substantial flaws filed by Celulosa Arauco y Constitución S.A. The case is now considered ended.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe and 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,669 as of December 31, 2022). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.

On December 13, 2022, the formal and substantial cassation appeals (recursos de casación en la forma y en el fondo) filed by the Superintendence of the Environment and Celulosa Arauco y Constitución S.A. were dismissed. On January 19, 2023, an order to enforce judgment was issued. As a consequence of the above, the SMA is required to reassess the charges set aside by the courts, and Arauco is required to pay the fines which have now become final; these fines amount to a total of 5,360.2 UTA (ThU.S.$ 4,596 as of December 31, 2022). This sum, per its equivalent in U.S. dollars, was acknowledged as an account payable as of December 31, 2022.

On January 26, 2023, payment of the aforementioned 5,360.2 UTA was performed. Ultimately, including the updated sum, plus interests, the payment amounted to M$ 3,991,009 (equivalent, as of the payment date, to ThU.S.$ 4,966).

3. On November 28, 2022, Ingeniería y Construcción Sigdo Koppers S.A. (“ICSK”) submitted a request for arbitration before the Arbitration and Mediation Center of the Chamber of Commerce of Santiago (CAM Santiago), seeking the resolution of the disputes which have arisen between the petitioner and Celulosa Arauco y Constitucion S.A., in connection with Contract No. 906 Civil Electromechanical Assembly of Digester, Washing, Bleaching, Machine and Final Line, executed on June 18, 2019 (the “Contract”).

In its request, ICSK argues that, during the performance of the Contract, certain breaches occurred which prevented the works from being executed in the envisaged and stipulated manner, along with an increase in the quantities to execute and man-hours, all issues which affected the Contract’s performance term and the works’ total price. As a consequence of the foregoing, ICSK declares that it will file a claim for the performance of the Contract, and a claim for the indemnification of the damages it has suffered, indicating that they have amounted to approximately 6,900,000 Unidades de Fomento (ThU.S.$ 283,067 as of December 31, 2022).

On January 18, 2023, CAM Santiago certified the designation – upon the parties’ mutual agreement – of the arbitrator who will review the dispute. The designated arbitrator accepted the designation and was sworn in, summoning the parties to a first arbitral hearing scheduled for March 7, 2023.

As we will opportunely argue during the arbitration proceedings, Arauco believes that ICSK is responsible for the delays affecting the Contract’s performance, and that it owes Arauco fines for delays and other sums related to the return of advances, among other amounts. In light of this, we believe that a reasonable margin exists for a favorable outcome to be obtained by the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean pesos (equal to ThU.S.$ 672 as of December 31, 2022) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean pesos (equivalent to ThU.S.$ 13,074 as of December 31, 2022), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean pesos (equivalent to ThU.S.$ 5,842 as of December 31, 2022) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

On September 2, 2022, the company filed an abandonment incident of procedures, which is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

2. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean pesos (equivalent to ThU.S.$ 4,073 as of December 31, 2022).

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $ 421,723,281 Chilean pesos (equivalent to ThU.S.$ 493 as of December 31, 2022).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

As of this date, the term for the submission of evidence has expired. On December 31, 2022, observations were filed regarding the evidence adduced to the case. The court must now notify the parties of its order for judgment.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

3. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes e Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

On June 7, 2022, the procedure was declared abandoned. Ruling was upheld in the Court of Appeals of Talca on August 12, 2022 (Rol N°1021-2022 part of the case N°809-2020).

On September 1, 2022, the Court of Constitución ordered compliance with the judgment issued. The case is now considered ended.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

4. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean pesos (equivalent to ThU.S.$ 117 as of December 31, 2022).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

On September 5, 2022, the Court of First Instance accepted the principal claim, convicting to the principal defendant to pay ThU.S.$ 70,000 (equivalent to ThU.S.$ 82 as of December 31, 2022) with the adjustments and interests, along with litigation costs. Moreover, it rejected the counterclaim as a subsidiary action.

The defendant and Forestal Arauco S.A. were notified of the first instance ruling on September 5, 2022 and January 24, 2023, respectively. None of the parties file any remedies or appeals against the first instance ruling and therefore the case is now considered ended.

5. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-323-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

On June 17, 2022, the procedure was declared abandoned. The plaintiff filed an appeal against such resolution, ruling was upheld in the Court of Appeals of Talca on August 24, 2022 (Rol N°1141-2022 part of the case N°1098-2020).

On September 13, 2022, the Court of Constitución ordered compliance with the judgment issued. The case is now considered ended.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2020 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 2,940,618,000 Argentine pesos (ThU.S.$ 16,602 as of December 31, 2022) for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. This resolution of this petition is still pending.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 2,461 as of December 31, 2022) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level.

The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,535 as of December 31, 2022) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 6,013 as of December 31, 2022) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. We enter with a Tax Debt Cancellation Action and we are introducing a guarantee for the suspension of any collection and to obtain the Certificates of Tax Compliance until the final decision of the trial. Currently we are starting to produce expert evidence in the case.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 15,895 as of December 31, 2022) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco. Arauco appealed this ruling before the Court of Justice of the State. As of the date of this annual report a decision on such appeal remains pending.

After the ruling, we were summoned and on March 8, 2022 we filed an appeal, and the other part was summoned to rule on our appeal and filed a request on April 11,2022, appealing to the judgement.

We are still awaiting the appealing in the Court of Paraná.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of 85,172,274 Mexican pesos (ThU.S.$ 4,369 as of December 31, 2022), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of 275,986,671 Mexican pesos (ThU.S.$ 14,156 as of December 31, 2022); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of 3,058,221 Mexican pesos (ThU.S.$ 157 as of December 31, 2022); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372 (ThU.S. $ 18 as of December 31, 2022), $ 66,250,020 (ThU.S.$ 3,398 as of December 31, 2022), $ 46,389,980 (ThU.S.$ 2,379 as of December 31, 2022) and $11,457,000 (ThU.S.$ 588 as of December 31, 2022), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to 416,908,418 Mexican pesos (ThU.S.$ 21,384 as of December 31, 2022).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, the term for the Company to submit additional evidence is underway and, subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Taking into account that the Company’s position is supported by solid legal arguments, there is a reasonable margin to obtain a favorable outcome for the Company and therefore, as of December 31, 2022, Arauco has not yet made any provision for this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2022 and 2021 are as follows:

	12-31-2022	12-31-2021
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	9,513	337
Provisions for litigations	639	337
Other short-term provisions	8,874	—
Long-term provisions, non-Current	40,706	29,549
Provisions for litigations	39,029	29,549
Other long-term provisions	1,677	—
Total provisions	50,219	29,886

	12-31-2022
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,886	—	29,886
Changes in provisions
Additional provisions	24,582	8,875	33,457
Used provisions	(13,652)	—	(13,652)
Increase (decrease) in foreign exchange	(1,144)	—	(1,144)
Other increases (decreases)	(4)	1,676	1,672
Total changes	9,782	10,551	20,333
Closing balance	39,668	10,551	50,219

(*)	The increase in litigations is mainly made up of ThU.S.$ 24,533 (subsidiaries in Brazil) for civil and labor lawsuits.
(**)	The increase in Other Provisions corresponds to the dismantling L1.

	12-31-2021
	Litigations (*)	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	30,836	—	30,836
Changes in provisions
Additional provisions	8,592	—	8,592
Used provisions	(5,349)	—	(5,349)
Increase (decrease) in foreign exchange	(4,505)	—	(4,505)
Other increases (decreases)	312	—	312
Total changes	(950)	—	(950)
Closing balance	29,886	—	29,886

(*)	The increase in litigations is mainly made up of ThU.S.$ 8,543 (subsidiaries in Brazil) for civil and labor lawsuits.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2022	12-31-2021
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	73,439	84,210
Intangible assets under development (IT programs)	5,076	4,881
Computer software	22,323	27,268
Water rights	5,185	5,684
Customer relationship	24,015	29,218
Other identifiable intangible assets	16,840	17,159
Classes of intangible assets, gross	226,642	223,654
Intangible assets under development (IT programs)	5,076	4,881
Computer software	119,353	114,602
Water rights	5,185	5,684
Customer relationship	74,860	75,726
Other identifiable intangible assets	22,168	22,761
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(153,203)	(139,444)
Accumulated amortization and impairment, intangible assets	(153,203)	(139,444)
Computer software	(97,030)	(87,334)
Customer relationship	(50,845)	(46,508)
Other identifiable intangible assets	(5,328)	(5,602)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2022
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance	4,881	27,268	5,684	29,218	17,159	84,210
Changes
Additions	1,696	3,758	2,134	—	140	7,728
Disposals	(853)	—	(2,633)	—	(108)	(3,594)
Amortization	—	(9,398)	—	(4,969)	(375)	(14,742)
Increase (decrease) in foreign exchange	—	120	—	(234)	24	(90)
Other increases (decreases)	(648)	575	—	—	—	(73)
Changes total	195	(4,945)	(499)	(5,203)	(319)	(10,771)
Closing balance	5,076	22,323	5,185	24,015	16,840	73,439

	12-31-2021
Reconciliation of intangible assets	Intangible assets under development ThU.S.$	Computer software ThU.S.$	Water rights ThU.S.$	Customer relationship ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening balance	2,665	31,877	5,684	35,092	26,772	102,090
Changes
Additions	2,929	3,265	—	—	557	6,751
Disposals	(1,121)	(647)	—	—	—	(1,768)
Amortization	—	(12,284)	—	(5,940)	(263)	(18,487)
Increase (decrease) in foreign exchange	—	451	—	65	(16)	500
Other increases (decreases)	408	4,606	—	1	(9,891)	(4,876)
Changes total	2,216	(4,609)	—	(5,874)	(9,613)	(17,880)
Closing balance	4,881	27,268	5,684	29,218	17,159	84,210

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2022 Arauco has a total surface of 1.66 million hectares of which 951 thousand hectares are used for forestry planting, 491 thousand hectares are native forest, 110 thousand hectares are used for other purposes and 103 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the period ended December 31, 2022, the production volume of logs totaled 21 million m3 (20.9 million m3 as of December 31, 2021).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item other income per function, which as of December 31, 2022 amounted to ThU.S.$ 12,932 (ThU.S.$ 81,986 as of December 31, 2021). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2022 amounted to ThU.S.$ 309,670 (ThU.S.$ 223,589 as of December 31, 2021).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 7.0% in Chile, 8.3% Brazil, 21% in Argentina and 9% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay

Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(110,015)
	-0.5	116,828
Margins (%)	10	434,191
	-10	(434,191)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of December 31, 2022, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the current and non-current biological assets are as follows:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current	330,435	329,586
Non-current	2,864,935	3,008,897
Total	3,195,370	3,338,483

Reconciliation of carrying amount of biological assets

	12-31-2022
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	18,600	156,351	174,951
Additions through acquisition	35	293,231	293,266
Sales	(428)	(9,512)	(9,940)
Harvest	(115,373)	—	(115,373)
Increases (decreases) in foreign exchange	(2,077)	14,680	12,603
Loss of forest due to fires	—	(13,346)	(13,346)
Transfers to non-current assets held for sale	—	4,938	4,938
Transfers from non-current to current	133,640	(133,640)	—
Other increases (decreases)	2,803	—	2,803
Changes in fair value	(17,751)	(300,313)	(318,064)
Gain (losses) arising from changes in fair value minus sale costs	2,345	10,587	12,932
Sales	106	(13,306)	(13,200)
Harvest	(320,810)	—	(320,810)
Loss of forest due to fires	—	(3,781)	(3,781)
Transfers to non-current assets held for sale	—	5,220	5,220
Transfers from non-current to current	299,498	(299,498)	—
Other increases (decreases)	1,110	465	1,575
Total changes	849	(143,962)	(143,113)
Closing balance	330,435	2,864,935	3,195,370

	12-31-2021
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening balance	302,710	3,296,117	3,598,827
Changes in real incurred cost	656	(64,314)	(63,658)
Additions through acquisition	78	191,316	191,394
Sales	(105)	(72,963)	(73,068)
Harvest	(114,157)	—	(114,157)
Increases (decreases) in foreign exchange	(3,884)	(18,246)	(22,130)
Loss of forest due to fires	(3,398)	(13,455)	(16,853)
Transfers to non-current assets held for sale	—	(5,770)	(5,770)
Transfers from non-current to current	125,219	(125,219)	—
Decrease due to loss of control in subsidiary	(3,097)	(19,977)	(23,074)
Changes in fair value	26,220	(222,906)	(196,686)
Gain (losses) arising from changes in fair value minus sale costs	—	81,986	81,986
Sales	—	(20,297)	(20,297)
Harvest	(223,712)	—	(223,712)
Loss of forest due to fires	(1,164)	(19,898)	(21,062)
Transfers to non-current assets held for sale	—	(5,232)	(5,232)
Transfers from non-current to current	252,860	(252,860)	—
Decrease due to loss of control in subsidiary	(1,764)	(6,605)	(8,369)
Total changes	26,876	(287,220)	(260,344)
Closing balance	329,586	3,008,897	3,338,483

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2022 and 2021 Arauco has made and / or has committed the following disbursements in major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

12-31-2022		Disbursements undertaken 2022				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	6,898	Assets	Property, plant and equipment	2,029	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,540	Assets	Property, plant and equipment	10,677	2023
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	167	Assets	Property, plant and equipment	687	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	68	Assets	Property, plant and equipment	632	2023
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	12,506	Expense	Operating cost	—	2023
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	13,556	Expense	Operating cost	—	2023
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	119	Assets	Property, plant and equipment	169	2023
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	427	Assets	Property, plant and equipment	—	2022
Arauco Florestal Arapoti S.A.	Environmental improvement studies	Finished	724	Assets	Property, plant and equipment	—	2022
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,102	Assets	Property, plant and equipment	8	2023
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	366	Assets	Property, plant and equipment	—	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,648	Expense	Operating cost	124	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	47	Assets	Property, plant and equipment	295	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	687	Expense	Operating cost	—	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	684	Assets	Property, plant and equipment	1,651	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,369	Assets	Property, plant and equipment	454	2023

		TOTAL	44,908			16,726

12-31-2021		Disbursements undertaken 2021				Committed disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,802	Assets	Property, plant and equipment	14,049	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	248	Assets	Property, plant and equipment	14	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	410	Assets	Property, plant and equipment	5,244	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	11,860	Expenses	Operating costs	—	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	10,367	Expenses	Operating costs	—	2022
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,856	Assets	Property, plant and equipment	590	2022
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	921	Assets	Property, plant and equipment	581	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	585	Expenses	Operating costs	—	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	423	Assets	Property, plant and equipment	66	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	618	Assets	Property, plant and equipment	6	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,280	Expenses	Administration expenses	504	2022
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	948	Assets	Property, plant and equipment	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	222	Assets	Property, plant and equipment	—	—
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	205	Assets	Property, plant and equipment	—	—
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	997	Assets	Property, plant and equipment	—	—

		TOTAL	50,742			21,054

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Land	307	2,306
Buildings	—	307
Forest	844	11,002
Roads	128	543
Total	1,279	14,158

On May of 2021, a contract was subscribed with BTG Pactual, whereby the sale of forest properties was agreed. This process involved the reclassification to assets held for the sale of land, biological assets and farm roads in 2021.

As a result of the sale of the aforementioned assets, as of December 31, 2022, there was a profit of ThU.S.$ 19,670 (as of December 31, 2021, there was a profit of ThU.S.$ 229,866). In the line other income of the consolidated statements of profit or loss, this profit was shown.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2022 and 2021, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	12-31-2022		12-31-2021
Financial instruments Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets at fair value through profit or loss (held for trading)	110,208	110,208	230,068	230,068
Derivative (1)	144	144	—	—
Mutual funds (1)	110,064	110,064	230,068	230,068
Financial assets at amortized cost	1,476,046	1,476,046	1,783,643	1,783,643
Cash and cash equivalents (amortized cost)	557,143	557,143	781,032	781,032
Cash	298,577	298,577	529,076	529,076
Time deposits	258,566	258,566	251,956	251,956
Accounts receivable (net)	910,682	910,682	994,261	994,261
Trade receivables	731,685	731,685	826,784	826,784
Lease receivable	28,935	28,935	27	27
Sundry debtors	8,911	8,911	32,542	32,542
Other receivables	56,973	56,973	48,531	48,531
Prepayments	84,178	84,178	86,377	86,377
Accounts receivable from related parties	2,850	2,850	5,559	5,559
Other financial assets (2)	5,371	5,371	2,791	2,791
Hedging assets	73,156	73,156	13,599	13,599
Financial liabilities at amortized cost (3)	6,572,325	6,331,528	6,324,599	6,121,418
Bonds issued denominated in U.S. dollars	3,397,376	3,136,318	3,392,010	3,161,062
Bonds issued denominated in U.F. (4)	1,116,083	1,167,251	1,034,023	1,024,721
Bank borrowings in U.S. dollars	415,462	408,278	454,652	463,308
Bank borrowings in other currencies	525,215	501,492	537,304	565,717
Lease liabilities	264,224	264,224	163,304	163,304
Trade and other payables	832,954	832,954	740,729	740,729
Accounts payable to related parties	21,011	21,011	2,577	2,577
Financial liabilities at fair value through profit or loss	17	17	133	133
Hedging liabilities	76,669	76,669	296,183	296,183

(1)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2022 and 2021, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value	12-31-2022 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	144	—	144	—
Mutual Funds	110,064	110,064	—	—
Hedging assets	73,156	—	73,156	—
Financial liabilities at fair value through profit or loss	17	—	17	—
Hedging liabilities	76,669	—	76,669	—

Fair value	12-31-2021 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Mutual Funds	230,068	230,068	—	—
Hedging assets	13,599	—	13,599	—
Financial liabilities at fair value through profit or loss	133	—	133	—
Hedging liabilities	296,183	—	296,183	—

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Interest bearing borrowings, current (a)	410,128	388,809
Other current financial liabilities	375,451	339,441
Current lease liabilities	36,784	49,603
Current hedging liabilities + current financial liabilities through profit or loss	2,107	235
Interest bearing borrowings, non-current (b)	5,308,232	5,192,484
Other non-current financial liabilities	5,155,371	5,374,864
Non-current lease liabilities	227,440	113,701
Non-current hedging liabilities + non-current financial liabilities through profit or loss	74,579	296,081
Financial debt total (c)	5,718,360	5,581,293
Cash and cash equivalents	667,207	1,011,100
Other current financial assets	15,350	5,865
Total cash (d)	682,557	1,016,965
Net financial debt (e)	5,035,803	4,564,328
Equity attributable to parent company	8,254,795	7,810,733
Non-controlling interests	5,189	7,771
Total equity (f)	8,259,984	7,818,504
Debt to equity ratio (g)	0.61	0.58

(a)	Other current financial liabilities + current lease liabilities – (current hedging liabilities + current financial liabilities through profit or loss).
(b)	Other non-current financial liabilities + non-current lease liabilities – (non-current hedging liabilities + non-current financial liabilities through profit or loss).
(c)	Interest bearing borrowings, current + interest bearing borrowings, non-current.
(d)	Cash and cash equivalents + other current financial assets.
(e)	Total financial debt – total cash.
(f)	Equity attributable to parent company + non-controlling interests.
(g)	Net financial debt / total equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Other financial liabilities (a)	5,530,822	5,714,305
Other current financial liabilities	375,451	339,441
Other non-current financial liabilities	5,155,371	5,374,864
Lease liabilities (b)	264,224	163,304
Current lease liabilities	36,784	49,603
Non-current lease liabilities	227,440	113,701
Financial liabilities at fair value through profit or loss	17	133
Hedging liabilities (c)	76,669	296,183
Swaps	76,668	295,782
Forward	1	401
Financial debt total (d)	5,718,360	5,581,293
Cash and cash equivalents	667,207	1,011,100
Total Cash (e)	667,207	1,011,100
Net financial debt (f)	5,051,153	4,570,193
Equity attributable to parent company	8,254,795	7,810,733
Non-controlling interests	5,189	7,771
Total equity (g)	8,259,984	7,818,504
Debt to equity ratio (h)	0.61	0.58

(a)	Other current financial liabilities + other non-current financial liabilities.
(b)	Current lease liabilities + non-current lease liabilities.
(c)	Swaps + forwards.
(d)	Other financial liabilities + lease liabilities + financial liabilities at fair value through profit or loss + Hedging liabilities.
(e)	Cash and cash equivalents + other current financial assets.
(f)	Total financial debt – total cash.
(g)	Equity attributable to parent company + non-controlling interests.
(h)	Net financial debt / total equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2022 and 2021:

Thousands of dollars	12-31-2022
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	66,436	95,550	585,518	782,344	3,050,047	4,417,909	4,513,459
Bank borrowings	109,889	167,905	277,794	368,353	164,873	129,657	662,883	940,677
Swap and Forward	2,107	—	2,107	74,579	—	—	74,579	76,686

Total other financial liabilities (a)	141,110	234,341	375,451	1,028,450	947,217	3,179,704	5,155,371	5,530,822

Thousands of dollars	12-31-2022
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224

Total lease liabilities (b)	11,339	25,445	36,784	45,904	38,906	142,630	227,440	264,224

Thousands of dollars	12-31-2022
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	795,533	17,305	812,838	2,462	—	17,654	20,116	832,954
Accounts payable to related companies	14,280	—	14,280	3,283	—	3,448	6,731	21,011

Total accounts payable (c)	809,813	17,305	827,118	5,745	—	21,102	26,847	853,965

Total financial liabilities (a) + (b) + (c)	962,262	277,091	1,239,353	1,080,099	986,123	3,343,436	5,409,658	6,649,011

Thousands of dollars	12-31-2021
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	61,257	90,371	574,850	257,362	3,503,450	4,335,662	4,426,033
Bank borrowings	29,658	219,177	248,835	227,008	325,244	190,869	743,121	991,956
Swap and Forward	235	—	235	296,081	—	—	296,081	296,316

Total other financial liabilities (a)	59,007	280,434	339,441	1,097,939	582,606	3,694,319	5,374,864	5,714,305

Thousands of dollars	12-31-2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Total lease liabilities (b)	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Thousands of dollars	12-31-2021
	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	729,082	9,375	738,457	2,272	—	—	2,272	740,729
Accounts payable to related companies	2,577	—	2,577	—	—	—	—	2,577

Total accounts payable (c)	731,659	9,375	741,034	2,272	—	—	2,272	743,306

Total financial liabilities (a) + (b) + (c)	803,870	326,208	1,130,078	1,144,670	608,689	3,737,478	5,490,837	6,620,915

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2022 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2022 and 2021, is presented below:

Financial instruments	12-31-2022 Fair value ThU.S.$	12-31-2021 Fair value ThU.S.$
Financial assets at fair value through profit or loss	144	—
Derivatives (1)	144	—
Hedging assets	73,156	13,599
Derivatives (1)	17,629	13,599
Cross Currency Swaps (2)	55,527	—
Financial liabilities at fair value through profit or loss	(17)	(133)
Forward	(17)	(133)
Hedging liabilities	(76,669)	(296,183)
Derivatives (1)	(650)	(401)
Cross currency swaps (2)	(76,019)	(295,782)

(1)	Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2022 and 2021:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	12-31-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
F	Scotiabank - Chile	24,453,184	636,364	10-30-14	4-30-23	1,625	(2,141)
F	Scotiabank - Chile	24,422,642	636,364	10-30-14	4-30-23	1,673	(2,048)
F	BCI - Chile	24,500,016	636,364	10-30-21	10-30-29	2,692	(3,239)
F	BCI - Chile	23,940,993	636,364	10-30-14	4-30-23	2,154	(1,380)
F	Scotiabank - Chile	24,529,437	636,364	10-30-21	10-30-29	3,212	(2,450)
F	Santander - Chile	24,167,222	636,364	10-30-14	4-30-23	1,905	(1,550)
F	Banco de Chile - Chile	24,167,223	636,364	4-30-19	10-30-29	2,104	(4,203)
P	BCI - Chile	35,000,024	909,091	11-15-21	11-15-32	4,709	(5,077)
P	BCI - Chile	34,997,071	909,091	11-15-21	11-15-32	5,695	(3,749)
P	Scotiabank - Chile	38,557,134	909,091	11-15-13	11-15-23	(1,025)	(7,085)
P	Santander - Chile	37,957,011	909,091	11-15-13	11-15-23	(448)	(6,053)
P	Deutsche - U.K.	37,957,011	909,091	11-15-13	11-15-23	(401)	(6,304)
R	Santander - Chile	128,611,183	3,000,000	10-01-14	4-01-24	(5,117)	(24,743)
R	JP Morgan - U.K.	43,185,224	1,000,000	10-01-14	4-01-24	(1,725)	(8,509)
R	Itau - Chile	43,277,070	1,000,000	10-01-14	4-01-24	(1,835)	(8,543)
S	Santander - Chile	201,340,031	5,000,000	11-15-16	11-15-26	10,004	(36,758)
W	Goldman Sachs - N.A.	40,521,750	1,000,000	10-10-18	10-10-28	(167)	(11,921)
W	Goldman Sachs - N.A.	40,066,555	1,000,000	10-10-18	10-10-28	369	(11,275)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-18	10-10-28	(148)	(11,807)
X	Santander - Chile	118,400,504	3,000,000	10-10-18	10-10-38	10,457	(50,527)
X	Santander - Chile	97,971,786	2,500,000	10-10-18	10-10-38	8,928	(41,802)

						44,661	(251,164)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	12-31-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
Santander - Chile	97,728,235	82,352,941	6-15-21	12-15-29	(13,279)	(8,476)
Banco de Chile - Chile	48,864,118	41,176,471	6-15-21	12-15-29	(6,491)	(4,484)
MUFG - N.A.	97,728,235	82,352,941	6-15-21	12-15-29	(12,898)	(9,000)
JP Morgan - N.A.	195,456,471	164,705,882	6-15-21	12-15-29	(26,033)	(18,154)
HSBC - N.A.	48,864,118	41,176,471	6-15-21	12-15-29	(6,452)	(4,504)

					(65,153)	(44,618)

Zero Cost Collars

Zero cost collar to cover the exposure to the Oil Brent.

Commodity	Institution	Volume	Unit	Starting date	Ending date	12-31-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
Brent	BNP Paribas – E.U.	220,000	bbl	8-01-21	7-31-22	—	3,737
Brent	Goldman Sachs - N.A.	220,000	bbl	8-01-21	7-31-22	—	3,798

						—	7,535

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of December 31, 2022 and 2021, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$	12-31-2021 notional ThU.S.$	12-31-2021 fair value ThU.S.$
UYUUSD	Santander - Uruguay	—	—	1,765	19
UYUUSD	HSBC - Uruguay	13,735	1,138	6,510	106
UYUUSD	Itaú - Uruguay	8,480	451	9,892	258
UYUUSD	Itaú - Uruguay	—	—	—	(91)
UYUUSD	Banco de la República Oriental de Uruguay	3,805	166	—	—
EURUSD	Itaú - Uruguay	859	33	—	—
EURUSD	Santander - Uruguay	2,416	3	—	—
EURUSD	Santander - Uruguay	—	(1)	—	—

			1,790		292

Commodity Swap

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2022 and 2021, are detailed below:

Commodity	Institution	12-31-2022 notional ThU.S.$	12-31-2022 fair value ThU.S.$	12-31-2021 notional ThU.S.$	12-31-2021 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	7,367	677	8,491	1,963
Fuel Oil N°6	DNB Bank ASA	7,366	62	3,149	978
Fuel Oil N°6	JP Morgan - N.A.	—	(252)	—	(77)
Fuel Oil N°6	DNB Bank ASA	—	(397)	—	(57)

			90		2,807

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2022 and 2021 is shown below:

Exchange rate	Institution	Notional ThU.S.$	12-31-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
USD	DNB Bank ASA	8,440	110	(176)

			110	(176)

Note: The values and amounts indicated in the section 23.4.2 correspond to 50% of the total Uruguayan companies amounts, showing the participation that Arauco has in this companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. United States

Interest Rate Swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2022 and 2021 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
JP Morgan - N.A.	100,000,000	4-28-20	4-28-24	5,062	845
Goldman Sachs N.A.	100,000,000	4-28-20	4-28-24	5,004	1,043
JP Morgan - N.A.	100,000,000	4-28-20	4-28-24	5,067	852

				15,133	2,740

23.4.4. Argentina

As of December 31, 2022 and 2021, Arauco through its subsidiary in Argentina maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	12-31-2022 fair value ThU.S.$	12-31-2021 fair value ThU.S.$
ARSUSD	Santander - Argentina	3,800	12-10-21	1-31-22	—	(65)
ARSUSD	BBVA - Argentina	3,800	12-10-21	2-25-22	—	(68)
ARSUSD	BBVA - Argentina	6,000	12-15-22	1-31-23	(17)	—

					(17)	(133)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of December 31, 2022 and 2021, there are provisions for impairment for ThU.S.$ 7,960 and ThU.S.$ 8,792, respectively.

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Financial assets at amortized cost	1,476,046	1,783,643
Cash and cash equivalents (Mutual Funds not included)	557,143	781,032
Cash	298,577	529,076
Time deposits	258,566	251,956
Accounts receivables (net)	913,532	999,820
Trade receivables	731,685	826,784
Lease receivable	28,935	27
Sundry debtors	8,911	32,542
Other receivables	56,973	48,531
Prepayments	84,178	86,377
Accounts receivable from related parties	2,850	5,559
Other financial assets	5,371	2,791

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2022 and 2021, classified by currency is as follows:

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Cash and cash equivalents	667,207	1,011,100
U.S. dollars	395,254	703,232
Euro	4,884	5,755
Mexican pesos	28,564	20,467
Other currencies	228,481	277,441
Chilean pesos	10,024	4,205

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2022 and 2021:

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Trade and other current receivables	878,008	979,923
U.S. dollars	614,204	789,236
Euros	36,425	21,884
Mexican pesos	33,089	31,288
Other currencies	90,618	66,886
Chilean pesos	97,616	70,127
U.F.	6,056	502
Accounts receivable from related parties, current	2,850	5,559
Chilean pesos	2,850	5,559
Trade and other non-current receivables	32,674	14,338
U.S. dollars	5,880	11,806
Chilean pesos	3,434	2,492
U.F.	23,360	40

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Total financial liabilities	6,649,011	6,620,915
Financial liabilities at fair value through profit or loss	17	133
Hedging liabilities	76,669	296,183
Financial liabilities at amortized cost	6,572,325	6,324,599

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2022 and 2021.

	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Bank borrowings - current portion	139,252	248,835
Bonds issued - current portion	95,550	90,371
Total	234,802	339,206

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

	Currency	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
		Amortized cost		Fair value
Total financial liabilities		6,572,325	6,324,599	6,331,528	6,121,417
Bonds issued	U.S. dollar	3,397,376	3,392,010	3,136,318	3,161,062
Bonds issued	U.F.	1,116,083	1,034,023	1,167,251	1,024,721
Bank borrowings	U.S. dollar	415,462	454,652	408,278	463,308
Bank borrowings	Euro	455,325	509,540	501,492	565,717
Bank borrowings	Other currencies	69,890	27,764	—	—
Lease liabilities	U.F.	16,936	19,875	16,936	19,875
Lease liabilities	Chilean pesos	11,265	38,278	11,265	38,278
Lease liabilities	Mexican pesos	3,238	3,768	3,238	3,768
Lease liabilities	U.S. dollar	131,292	79,045	131,292	79,045
Lease liabilities	Euro	201	266	201	266
Lease liabilities	Other currencies	101,292	22,072	101,292	22,072
Trade and other payables	U.S. dollar	234,226	288,172	234,226	288,172
Trade and other payables	Euro	23,277	13,955	23,277	13,955
Trade and other payables	Mexican pesos	16,791	27,889	16,791	27,889
Trade and other payables	Other currencies	150,004	107,302	150,004	107,302
Trade and other payables	Chilean pesos	369,300	268,624	369,300	268,624
Trade and other payables	U.F.	39,356	34,787	39,356	34,787
Accounts payable to related parties	U.S. dollar	202	230	202	230
Accounts payable to related parties	Chilean pesos	20,809	2,347	20,809	2,347

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2022 and 2021 are as follows:

	12-31-2022 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	373,344	5,080,792	5,454,136
Lease liabilities	36,784	227,440	264,224
Trade and other payables	812,838	20,116	832,954
Accounts payable to related parties	14,280	6,731	21,011

Total financial liabilities at amortized cost	1,237,246	5,335,079	6,572,325

	12-31-2021 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	339,206	5,078,783	5,417,989
Lease liabilities	49,603	113,701	163,304
Trade and other payables	738,457	2,272	740,729
Accounts payable to related parties	2,577	—	2,577

Total financial liabilities at amortized cost	1,129,843	5,194,756	6,324,599

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January - December
	2022 ThU.S.$	2021 ThU.S.$
Opening balance	(136,859)	(37,007)
Gains (losses) on cash flow hedges, before tax	186,911	(84,879)
Reclassification adjustments on cash flow hedges, before tax	(9,577)	(45,426)
Income tax relating to cash flow hedges of other comprehensive income	(50,587)	30,453
Closing balance	(10,112)	(136,859)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,116,083	1,034,023	N/R	✓
Syndicate borrowing - Grayling	242,483	270,214	✓	✓
Syndicate ECA - MAPA	455,325	509,540	✓	✓

N/R: Not required for the financial obligation.

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of December 31, 2022 and 2021, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2022, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2022 and 2021 is as follows:

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Equity	8,259,984	7,818,504
Bank borrowings	940,677	991,956
Lease liabilities	264,224	163,304
Bonds issued	4,513,459	4,426,033

Capitalization	13,978,344	13,399,797

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	12-31-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current receivables
Trade receivables	731,649	826,750
Lease receivable	5,067	27
Sundry debtors	4,451	21,646
Other receivables	54,525	46,394
Prepayments	82,316	85,106
Net subtotal	878,008	979,923
Trade receivables	736,158	832,612
Lease receivable	5,067	27
Sundry debtors	4,866	21,732
Other receivables	55,687	47,198
Prepayments	82,316	85,106
Gross subtotal	884,094	986,675
Provision for doubtful trade receivables	4,509	5,862
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	415	86
Provision for doubtful other receivables	1,162	804
Subtotal bad debt	6,086	6,752
Non-current receivables
Trade receivables	36	34
Lease receivable	23,868	—
Sundry debtors	4,460	10,896
Other receivables	2,448	2,137
Prepayments	1,862	1,271
Net subtotal	32,674	14,338
Trade receivables	1,910	2,074
Lease receivable	23,868	—
Sundry debtors	4,460	10,896
Other receivables	2,448	2,137
Prepayments	1,862	1,271
Gross subtotal	34,548	16,378
Provision for doubtful trade receivables	1,874	2,040
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	—	—
Provision for doubtful other receivables	—	—
Subtotal bad debt	1,874	2,040

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2022, Arauco’s balance for commercial debtors was ThU.S.$ 738,068 of which, according to the agreed sales conditions, 53.73% corresponded to sales on credit (open account), 45.66% to sales with letters of credit and 0.61% to other types of sales. The client with the largest Open Account debt represented 2.19% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2022

Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,500	690	69	43	37	25	18	27	16	62	2,487
ThU.S.$	700,691	28,708	1,941	474	352	133	87	94	67	5,521	738,068
%	94.94%	3.89%	0.26%	0.06%	0.05%	0.02%	0.01%	0.01%	0.01%	0.75%	100%

December 31, 2021

Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,710	676	100	53	30	49	2	2	1	67	2,690
ThU.S.$	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
%	94.85%	4.31%	0.12%	0.04%	0.01%	0.00%	0.00%	0.00%	0.00%	0.67%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

December 31, 2022:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	335,897	1,080	10	—	—	—	—	—	—	—	336,987
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	363,423	26,888	1,791	300	299	100	87	94	67	3,505	396,553
Loss allowance provision	1,545	—	59	34	38	10	9	93	41	2,487	4,314
Expected loss rate	0.43%	0.00%	3.27%	11.22%	12.74%	9.52%	9.82%	99.08%	60.88%	70.95%
Others	1,371	740	140	174	53	33	—	1	—	2,016	4,528
Loss allowance provision	—	—	1	17	31	19	—	1	—	2,000	2,069
Expected loss rate	0.00%	0.00%	0.85%	9.94%	57.52%	55.92%	0.00%	96.35%	0.00%	99.25%
Total trade receivables (ThU.S.$)	700,691	28,708	1,941	474	352	133	87	94	67	5,521	738,068
Total allowance for doubtful accounts (ThU.S.$)	1,545	—	60	51	69	28	9	94	41	4,487	6,383

December 31, 2021:

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	372,687	3,076	41	—	—	—	—	—	—	—	375,804
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	408,723	29,705	686	50	87	13	1	—	—	5,406	444,671
Loss allowance provision	2,313	—	21	5	9	1	—	—	—	5,406	7,755
Expected loss rate	0.57%	0.00%	3.06%	10.00%	10.34%	7.69%	0.00%	0.00%	0.00%	100.00%
Others	10,319	3,230	238	311	—	—	—	2	1	110	14,211
Loss allowance provision	—	—	2	32	—	—	—	2	1	110	147
Expected loss rate	0.00%	0.00%	0.84%	10.29%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%
Total trade receivables (ThU.S.$)	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
Total allowance for doubtful accounts (ThU.S.$)	2,313	—	23	37	9	1	—	2	1	5,516	7,902

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2022 and 2021:

	12-31-2022	12-30-2021
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	8,792	8,000
Increase in loan loss allowance recognized in profit or loss during the year	1,097	2,229
Receivables written off during the year as uncollectible	(321)	(216)
Unused amount reversed	(1,608)	(1,221)
Closing balance	7,960	8,792

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa3 rating, as per risk rating companies Moody’s).

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 107,336, effective as of December 31, 2022, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	6,665	6.2%
Standby	19,489	18.2%
Promissory notes	72,975	68.0%
Finance	3,046	2.8%
Mortgage	1,433	1.3%
Pledge	632	0.6%
Loan agreement	3,097	2.9%

Total guarantees	107,336	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98.8% and, therefore, Arauco’s portfolio exposure amounts to 1.2%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	441,034	100.00%
Secured receivables (*)	435,794	98.81%
Unsecured receivables	5,240	1.19%

(*)	Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2022 and 2021. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2022				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	Years	years	years	Years	years	Current	current
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	—	71,000	66,743	66,040	65,380	64,711	127,424	71,000	390,298	1.10%	1.06%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	60,259	—	—	—	—	—	—	60,259	—	5.17%	Fixed 5.17%
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	1,138	1,074	—	—	—	—	—	2,212	—	5.89%	2.05% + libor 6m
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco BBVA	—	5,122	—	—	—	—	—	5,122	—	4.95%	Fixed 4.95%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Banco Interamericano de Desarrollo A	4,512	4,300	—	—	—	—	—	8,812	—	5.89%	2.05% + libor 6m
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollar	Finnish Export Credit	24,459	—	—	—	—	—	—	24,459	—	3.20%	3.20%
—	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	—	27,688	—	—	—	—	—	27,688	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	—	2,517	—	—	—	—	—	2,517	—	1.40%	Fixed 1.4%
—	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	—	7,551	—	—	—	—	—	7,551	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollar	Banco Itaú	—	15,382	—	—	—	—	—	15,382	—	5.17%	Fixed 5.165%
—	Eufores S.A.	U.S. dollar	Santander	—	21,382	—	—	—	—	—	21,382	—	5.12%	Fixed 5.12%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,826	2,830	5,586	17,983	16,081	14,194	—	5,656	53,844	15.30%	CDI + 1.65%
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Banco Safra S.A.	—	4,209	13,463	12,029	10,628	—	—	4,209	36,120	15.20%	CDI + 1.55%
—	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	—	45,760	217,247	—	—	—	—	45,760	217,247	4.23%	1.65% + libor 6m

			Total	93,194	208,815	303,039	96,052	92,089	78,905	127,424	302,009	697,509

December 31, 2022				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	23,934	23,149	22,365	21,581	20,797	39,243	23,934	127,135	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	9,573	9,260	8,946	8,633	8,319	15,697	9,573	50,855	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	25,840	25,102	24,364	23,625	22,887	103,359	25,840	199,337	3.95%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	7,317	7,317	7,317	7,317	7,317	259,931	7,317	289,199	3.56%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,892	4,892	4,892	209,947	—	—	4,892	219,731	2.43%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,570	2,570	2,570	2,570	2,570	125,603	2,570	135,883	2.11%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	6,050	6,050	6,050	6,050	6,050	322,353	6,050	346,553	2.68%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	11,250	522,500	—	—	—	—	22,500	522,500	4.51%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	—	19,375	19,375	19,375	19,375	509,688	—	19,375	567,813	3.89%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	840,000	22,000	928,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	531,875	21,250	616,875	4.26%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,091,250	27,500	1,201,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	552,500	21,000	636,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,079,375	25,750	1,182,375	5.16%	5.15%

			Total	34,625	204,926	737,715	213,379	416,598	695,128	4,961,186	239,551	7,024,006

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2022				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	421	639	571	433	268	4	—	1,060	1,276
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	282	—	282	282	282	282	4,654	282	5,782
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	240	240	1,200
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	242	—	—	—	—	—	—	242	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	96	289	268	209	640	—	—	385	1,117
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	97	169	120	120	354	—	—	266	594
—	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	116	345	460	38	—	—	—	461	498
—	Arauco Argentina S.A.	U.S. dollar	IT equipment	6	10	—	—	—	—	—	16	—
—	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	752	668	—	—	—	—	1,003	668
—	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	429	1,161	750	—	—	—	—	1,590	750
—	Arauco Florestal Novo Oeste	Brazilian real	Motor vehicles	5	3	—	—	—	—	—	8	—
—	Arauco Florestal Novo Oeste	Brazilian real	Buildings and constructions	1	3	—	—	—	—	—	4	—
—	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	16	—	—	—	—	—	25	—
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	5	12	16	11	—	—	—	17	27
—	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	10	30	9	—	—	—	—	40	9
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	1	—	—	—	—	—	—	1	—
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,569	3,285	4,885	4,885	4,506	3,636	—	4,854	17,912
—	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	147	405	131	—	—	—	—	552	131
—	Arauco Florestal Arapoti S.A.	Brazilian real	Motor vehicles	92	89	24	—	—	—	—	181	24
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	52	157	52	—	—	—	—	209	52
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	21	53	14	—	—	—	—	74	14
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	18	20	2	—	—	—	—	38	2
—	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	381	4,030	4,058	4,058	4,058	4,058	45,148	4,411	61,380
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Motor vehicles	203	552	328	164	—	—	—	755	492
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	—	2,381	2,381	2,381	2,381	2,381	23,808	2,381	33,332
—	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	18	53	—	—	—	—	—	71	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	424	1,273	1,697	1,697	1,697	1,697	1,698	1,697	8,486
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	139	174	142	88	27	—	—	313	257
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	—	—	—	—	—	—	15	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollar	Plants and equipments	999	2,998	4,011	4,026	4,040	4,055	60,526	3,997	76,658
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	2,866	2,953	—	—	—	—	—	5,819	—
—	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	336	852	1,020	1,131	1,162	499	429	1,188	4,241
—	Arauco North America, Inc.	U.S. dollar	Motor vehicles	173	540	593	244	52	4	—	713	893
—	Arauco Canada Limited	Canadian dollar	Motor vehicles	4	23	—	—	—	—	—	27	—
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	239	719	800	641	641	641	7,332	958	10,055
—	Eufores S.A.	U.S. dollar	Lands	975	2,926	6,808	6,306	5,861	5,373	38,052	3,901	62,400
	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	1,222	1,222	—	1,223	4,888
—	Eufores S.A.	U.S. dollar	Buildings and constructions	70	88	49	—	—	—	—	158	49
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	1,400	3,451	—	—	—	—	—	4,851	—
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	63	42	28	6	3	—	—	105	37
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	18	19	12	2	—	—	25	33
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	18	54	72	18	—	—	—	72	90
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	456	1,126	1,620	—	—	—	—	1,582	1,620
—	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	29	68	—	—	—	—	—	97	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	17	53	76	26	11	—	—	70	113
—	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	79	26	—	—	—	—	—	105	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	13	9	—	—	—	—	—	22	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	5	—	—	—	—	4	5
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	1	5	7	4	—	—	—	6	11
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	6	17	26	17	3	—	—	23	46
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	16	—	—	—	—	—	—	16	—
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	9	12	5	—	—	—	—	21	5

			Total	13,193	32,981	33,459	28,259	27,450	24,092	181,887	46,174	295,147

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	Years	years	years	years	years	Current	current
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	74,577	73,840	73,129	72,358	71,631	210,478	74,577	501,436	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	1,089	1,078	2,121	—	—	—	—	2,167	2,121	2.20%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco BBVA	—	18,340	—	—	—	—	—	18,340	—	1.00%	Fixed 1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	4,406	4,359	8,579	—	—	—	—	8,765	8,579	2.20%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Finnish Export Credit	24,827	24,442	24,065	—	—	—	—	49,269	24,065	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	DnB Nor	136	102	102	—	—	—	—	238	102	0.00%	0.00%
—	Eufores S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	26,532	—	—	—	—	—	26,532	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollars	Citibank	—	2,512	—	—	—	—	—	2,512	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	ITAU	—	12,562	—	—	—	—	—	12,562	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	Scotiabank	—	5,025	—	—	—	—	—	5,025	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	Santander	—	27,135	—	—	—	—	—	27,135	—	1.00%	Fixed 1.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Votorantim	—	226	—	—	—	—	—	226	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Votorantim	—	201	—	—	—	—	—	201	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito A	32	62	—	—	—	—	—	94	—	8.23%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito B	19	37	—	—	—	—	—	56	—	9.23%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. dollars	Banco Bndes Subcrédito C	38	86	—	—	—	—	—	124	—	5.72%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito D	22	42	—	—	—	—	—	64	—	10.43%	TJLP +5.11%
—	Mahal Emprendimientos e participações S.A.	Brazilian real	Banco Safra S.A.	—	2,776	2,800	11,540	10,587	9,655	—	2,776	34,582	10.70%	CDI +1.55%
	Arauco North America, Inc.	U.S. dollars	Banco Itau Corpbanca – NY Branch	—	35,293	34,688	212,123	—	—	—	35,293	246,811	1.99%	Libor 6M +1.65%

			Total	30,569	235,941	146,195	296,792	82,945	81,286	210,478	266,510	817,696

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non current
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	22,113	21,412	20,710	20,009	19,308	53,713	22,113	135,153	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	8,845	8,565	8,284	8,004	7,723	21,486	8,845	54,062	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	23,778	23,118	22,457	21,797	21,136	112,945	23,778	201,453	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,546	6,546	6,546	6,546	6,546	239,090	6,546	265,274	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,377	4,377	4,377	4,377	187,827	—	4,377	200,958	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,299	2,299	2,299	2,299	2,299	114,669	2,299	123,865	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,412	5,412	5,412	5,412	5,412	293,802	5,412	315,450	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2024	11,250	11,250	22,500	522,500	—	—	—	22,500	545,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	509,688	19,375	587,188	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	862,000	22,000	950,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	553,125	21,250	638,125	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,118,750	27,500	1,228,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	573,500	21,000	657,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,105,125	25,750	1,208,125	5.15%	5.15%

			Total	34,625	198,120	231,104	729,460	205,319	387,126	5,557,894	232,745	7,110,903

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity								Total
				Up to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Current	Non current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	420	996	948	511	387	239	4	1,416	2,089
85.805.200-9	Forestal Arauco S.A.	U.S. dollars	Lands	60	180	240	240	240	240	480	240	1,440
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipment	550	633	—	—	—	—	—	1,183	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipment	32	96	64	—	—	—	—	128	64
85.805.200-9	Forestal Arauco S.A.	U.F.	Other property, plant and equipment	1,050	2,177	371	250	177	572	—	3,227	1,370
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other property, plant and equipment	91	132	122	122	122	359	—	223	725
—	Arauco Argentina S.A.	U.S. dollars	Buildings and constructions	51	48	—	—	—	—	—	99	—
—	Arauco Argentina S.A.	U.S. dollars	IT equipment	13	22	—	—	—	—	—	35	—
—	Arauco Argentina S.A.	U.S. dollars	Plants and equipment	347	1,040	1,002	668	—	—	—	1,387	1,670
—	Arauco Argentina S.A.	U.S. dollars	Motor vehicles	519	1,286	1,589	750	—	—	—	1,805	2,339
—	Arauco Industria de Paineis S.A.	Brazilian real	Other property, plant and equipment	3	4	—	—	—	—	—	7	—
—	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	27	24	—	—	—	—	36	24
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	13	24	1	—	—	—	—	37	1
—	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	110	54	—	—	—	—	—	164	—
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	5	10	1	—	—	—	—	15	1
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,038	3,113	4,149	4,149	4,149	4,149	2,768	4,151	19,364
—	Arauco Florestal Arapoti S.A.	Brazilian real	IT equipment	2	3	—	—	—	—	—	5	—
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	49	199	143	49	—	—	—	248	192
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	23	73	31	13	—	—	—	96	44
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	94	221	—	—	—	—	—	315	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	389	1,139	1,518	1,518	1,518	1,518	3,036	1,528	9,108
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	146	395	280	127	79	24	—	541	510
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	46	15	—	—	—	—	61	15
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,255	12,764	5,896	—	—	—	—	17,019	5,896
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollars	Motor vehicles	31	—	—	—	—	—	—	31	—
—	Arauco North America, Inc.	U.S. dollars	Buildings and constructions	271	864	1,194	1,325	1,468	1,318	1,775	1,135	7,080
—	Arauco North America, Inc.	U.S. dollars	Motor vehicles	40	204	128	113	—	—	—	244	241
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	9	—	—	—	—	—	—	9	—
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	14	43	86	33	—	—	—	57	119
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollars	Plants and equipment	148	445	593	593	593	593	7,147	593	9,519
—	Eufores S.A.	U.S. dollars	Lands	1,070	3,211	6,321	5,999	5,559	5,155	35,766	4,281	58,800
—	Eufores S.A.	U.S. dollars	Plants and equipment	306	917	1,223	1,223	1,222	1,222	1,221	1,223	6,111
—	Eufores S.A.	U.S. dollars	Buildings and constructions	70	210	158	49	—	—	—	280	207
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,795	7,925	4,915	—	—	—	—	10,720	4,915
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	85	224	94	25	5	2	—	309	126
	Arauco Colombia S.A.	U.S. dollars	Buildings and constructions	6	45	—	—	—	—	—	51	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	5	16	19	12	3	—	—	21	34
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	37	56	77	66	—	—	—	93	143
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	321	1,003	1,104	1,106	—	—	—	1,324	2,210
—	Araucomex S.A. de C.V.	U.S. dollars	Buildings and constructions	27	84	97	—	—	—	—	111	97
—	Arauco Industria de México, S.A. de C.V.	U.S. dollars	Plants and equipment	98	33	—	—	—	—	—	131	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	11	39	50	54	8			50	112
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	4	4	—	—	—	4	8
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	—	15	16	16	7	—	—	54
	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	—	1	105	79	86	28	—	1	298
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	17	46	15	—	—	—	—	63	15
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	25	19	5	—	—	—	33	24

			Total	14,654	40,076	32,611	19,099	15,632	15,426	52,197	54,730	134,965

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Regarding the Libor rate and its discontinuity, at the end of December 2022 Arauco maintains 4.58% of its total debt at said rate and it is not estimated that the effect of its elimination will be material. Additionally, Arauco maintains interest rate derivatives for 99.13% of its Libor rate based debt. The credits set at the Libor rate that Arauco maintains at the closing date of these financial statements generally include provisions that allow the rate to be modified in the event of situations such as that given by the discontinuation of Libor rates, In the case of credits that do not have mechanisms of this type, Arauco is currently finalizing negotiations in order to agree on a replacement rate.

As of the closing date of these financial statements, it is estimated that this change will not have a significant impact on Arauco’s results.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 20 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2022, the total assets pledged as an indirect guarantee were MU.S.$ 341. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. Both borrowing agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	817	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	373	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	2,453	Ministry of Public Works (MOP)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	582	Illustrious municipality of Arauco
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	15,657	Sociedad Concesionaria Autopista Costa Arauco S.A.

		Total		19,882

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. dollar	34,211	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. dollar	240,000	Arauco North America, Inc.
Arauco do Brasil S.A.	Endorsement of Arauco Forest Brasil S.A.	—	Brazilian real	38,332	Bank Safra S.A.
Arauco do Brasil S.A.	Endorsement of Mahal Empreendimentos e Participações S.A.	—	Brazilian real	28,748	Bank Safra S.A.

		Total		341,291

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 0.32% (equivalent to ThU.S.$ -/+ 2,283), and +/- 0.02% of equity (equivalent to ThU.S.$ -/+ 1,370).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.81% (equivalent to ThU.S.$-/+$ 5,735) and a change on the equity of +/- 1.30% (equivalent to ThU.S. -/+$ 107,595).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2022, 1.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.17% (equivalent to ThU.S.$-/+ 1,212) and +/- 0.009% (equivalent to ThU.S.$-/+ 727) on equity.

	December 2022 ThU.S.$	Total
Fixed rate	5,637,820	98.6%
Bonds issued	4,513,459
Bank borrowings and others (*)	860,137
Lease liabilities	264,224
Variable rate	80,540	1.4%
Bonds issued	—
Bank borrowings	80,540
Total	5,718,360	100.0%

	December 2021 ThU.S.$	Total
Fixed rate	5,532,662	99.1%
Bonds issued	4,426,033
Bank borrowings and others (*)	943,325
Lease liabilities	163,304
Variable rate	48,631	0.9%
Bonds issued	—
Bank borrowings	48,631
Total	5,581,293	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2022, revenue due to pulp sales accounted for 42.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 28.0% (equivalent to ThU.S.$-/+ 196,856) on the income for the year after tax and +/- 1.4% (equivalent to ThU.S.$ -/+ 118,114) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on the needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 3.7 million tons per year. Pulp is sold in more than 42 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 3,100,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	2,886,870	4,110,747	—	—	6,997,617		6,997,617
Revenues from rendering of services	103,771	1	681	—	104,453		104,453
Revenues from ordinary activities	2,990,641	4,110,748	681	—	7,102,070		7,102,070
Revenues from transactions with reportable segments	501,011	21,347	54,345	—	576,703	(576,703)	—
Finance income	—	—	—	72,116	72,116		72,116
Finance costs	—	—	—	(200,366)	(200,366)		(200,366)
Net finance costs	—	—	—	(128,250)	(128,250)		(128,250)
Depreciation and amortizations	296,425	198,632	1,679	10,293	507,029		507,029
Other income	63,759	31,248	101	5,021	100,129		100,129
Other expenses	299,469	50,311	9	24,100	373,889		373,889
Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	2,180	—	—	4,889	7,069		7,069
Joint ventures	—	41,319	—	(14,704)	26,615		26,615
Income tax expense	—	—	—	(142,121)	(142,121)		(142,121)
Profit (loss) of each reportable segment	320,201	900,134	(2,906)	(513,203)	704,226		704,226
Geographical information on revenues
Revenue – Chilean entities	1,961,303	1,743,181	681	—	3,705,165		3,705,165
Revenue – Foreign entities	1,029,338	2,367,567	—	—	3,396,905		3,396,905
Total revenues from ordinary activities	2,990,641	4,110,748	681	—	7,102,070		7,102,070

Period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	1,462,801	109,664	475	5,262	1,578,202	—	1,578,202
Acquisition and contribution of investments in associates and joint venture	—	—	—	9,855	9,855	—	9,855

Period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	13,094,867	2,959,042	18,291	1,256,321	17,328,521	(148,413)	17,180,108
Segment assets (excluding deferred tax assets)	13,094,867	2,959,042	18,291	1,247,310	17,319,510	(148,413)	17,171,097
Deferred tax assets				9,011	9,011		9,011
Investments accounted through equity method
Associates	36,489	—	—	64,332	100,821		100,821
Joint Ventures	—	203,443	—	61,407	264,850		264,850
Segment liabilities	1,049,313	438,864	22,237	7,409,710	8,920,124		8,920,124
Segment liabilities (excluding deferred tax liabilities)	1,049,313	438,864	22,237	5,623,795	7,134,209		7,134,209
Deferred tax liabilities				1,785,915	1,785,915		1,785,915
Geographical information on non-current assets
Chile	8,540,801	491,283	17,008	398,820	9,447,912	(16,294)	9,431,618
Foreign countries	2,742,416	1,190,257	—	40,896	3,973,569		3,973,569
Total non-current assets	11,283,217	1,681,540	17,008	439,716	13,421,481	(16,294)	13,405,187

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

Period ended December 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from sales of goods	2,702,346	3,549,065	—	—	6,251,411		6,251,411
Revenues from rendering of services	97,988	32	330	—	98,350		98,350
Revenues from ordinary activities	2,800,334	3,549,097	330	—	6,349,761		6,349,761
Revenues from transactions with reportable segments	503,455	30,396	43,737	—	577,588	(577,588)	—
Finance income	—	—	—	33,499	33,499		33,499
Finance costs	—	—	—	(219,982)	(219,982)		(219,982)
Net finance costs	—	—	—	(186,483)	(186,483)		(186,483)
Depreciation and amortizations	297,413	179,549	1,634	11,164	489,760		489,760
Other income	331,827	22,935	265	23,950	378,977		378,977
Other expenses	141,338	27,315	6,140	17,308	192,101		192,101
Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	2,380	—	—	(2,050)	330		330
Joint ventures	—	35,250	—	(4,194)	31,056		31,056
Income tax expense	—	—	—	(402,914)	(402,914)		(402,914)
Profit (loss) of each reportable segment	851,804	906,745	(9,605)	(717,345)	1,031,599		1,031,599
Geographical information on revenues
Revenue – Chilean entities	1,933,450	1,538,804	330	—	3,472,584		3,472,584
Revenue – Foreign entities	866,884	2,010,293	—	—	2,877,177		2,877,177
Total revenues from ordinary activities	2,800,334	3,549,097	330	—	6,349,761		6,349,761

Period ended December 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	1,461,957	76,088	870	3,800	1,542,715	—	1,542,715
Acquisition and contribution of investments in associates and joint venture	—	—	—	61,372	61,372	—	61,372

Period ended December 31, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	12,236,794	3,021,804	19,350	1,487,952	16,765,900	(97,589)	16,668,311
Segment assets (excluding deferred tax assets)	12,236,794	3,021,804	19,350	1,480,315	16,758,263	(97,589)	16,660,674
Deferred tax assets				7,637	7,637		7,637
Investments accounted through equity method
Associates	26,823	—	—	56,101	82,924		82,924
Joint Ventures	—	203,504	—	50,214	253,718		253,718
Segment liabilities	725,397	480,521	11,010	7,632,879	8,849,807		8,849,807
Segment liabilities (excluding deferred tax liabilities)	725,397	480,521	11,010	5,885,074	7,102,002		7,102,002
Deferred tax liabilities				1,747,805	1,747,805		1,747,805
Geographical information on non-current assets
Chile	7,978,912	530,618	18,307	330,600	8,858,437	(9,304)	8,849,133
Foreign countries	2,671,205	1,200,693	—	23,236	3,895,134		3,895,134
Total non-current assets	10,650,117	1,731,311	18,307	353,836	12,753,571	(9,304)	12,744,267

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended December 31, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,065,198	937,923	9,389	(312,018)	1,700,492	—	1,700,492
Cash flows (used in) investing activities	(1,377,655)	(117,532)	(1,990)	27,201	(1,469,976)	—	(1,469,976)
Cash flows from (used in) financing activities	(513,252)	(26,169)	(1,964)	14,166	(527,219)	—	(527,219)
Net increase (decrease) in cash and cash equivalents	(825,709)	794,222	5,435	(270,651)	(296,703)	—	(296,703)

Period ended Dceember 30, 2021	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,265,747	829,426	3,412	(159,254)	1,939,331	—	1,939,331
Cash flows (used in) investing activities	(1,067,899)	(240,672)	(5,852)	125,410	(1,189,013)	—	(1,189,013)
Cash flows from (used in) financing activities	(711,886)	(43,103)	(2,432)	(12,038)	(769,459)	—	(769,459)
Net increase (decrease) in cash and cash equivalents	(514,038)	545,651	(4,872)	(45,882)	(19,141)	—	(19,141)

Information required by geographic area:

	Geographical area
2022	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,633,847	600,923	658,329	1,309,652	573,877	220,989	6,997,617
Revenues from rendering of services	71,318	—	—	—	33,134	1	104,453
Revenues as of December 31, 2022	3,705,165	600,923	658,329	1,309,652	607,011	220,990	7,102,070
Non-current Assets at 12-31-2022 other than deferred tax	9,426,583	548,528	906,174	721,824	1,664,974	128,093	13,396,176

	Geographical area
2021	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,409,152	524,976	630,440	1,041,285	454,498	191,060	6,251,411
Revenues from rendering of services	63,432	—	—	—	34,886	32	98,350
Revenues as of December 31, 2021	3,472,584	524,976	630,440	1,041,285	489,384	191,092	6,349,761
Non-current Assets at 12-31-2021 other than deferred tax	8,845,193	688,698	642,578	735,846	1,698,320	125,995	12,736,630

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2022	12-31-2021
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	56,171	56,949
Prepayment to amortize (insurance and others)	17,474	21,749
Recoverable taxes (related to purchases)	126,368	83,996
Other current non-financial assets	6,046	5,196
Total	206,059	167,890

	12-31-2022	12-31-2021
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	71,094	72,054
Guarantee values	4,400	3,296
Recoverable taxes	6,363	4,605
Other non-current non-financial assets	10,657	8,594
Total	92,514	88,549

	12-31-2022	12-31-2021
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	189,375	125,657
ICMS, PIS-COFINS and other tax payables - Brazil	32,145	24,590
Other tax payable	14,186	17,618
Other Current non-financial liabilities	7,272	5,789
Total	242,978	173,654

(1)	Correspond mainly to the minimum dividend provision of the parent company (see Note 26).

	12-31-2022	12-31-2021
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable – Brazil	66,736	74,780
Other non-current non-financial liabilities	3,136	2,226
Total	69,872	77,006

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

In 2021, Arauco updated the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA.

In the movement of consolidated statements of changes in equity was recognized a decrease of ThU.S.$ 437,995 (ThU.S.$ 596,012 as of December 31, 2021), of which ThU.S.$ 370,874 correspond to the provision of 40% of the liquid distributable profit for the year 2022 (ThU.S.$ 396,012 for the period of 2021) and ThU.S.$ 67,121 correspond to the difference in the dividend provisioned for the change in policy on profits for year 2021 mentioned later in this Note.

As of December 31, 2022 Arauco in the financial statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 186,903 (125,012 as of December 31, 2022). In December of 2022 Arauco paid a provisional dividend for ThU.S.$ 183,971 (ThU.S.$ 271,000 as of November of 2021) decreasing the minimum dividend provision.

In consideration of the profits obtained by the Company during the year 2021, in the Extraordinary Shareholders’ Meeting held on October 12, 2021, it was agreed the distribution of a definitive dividend (eventual dividend) with charge on the fund of retain profits. Generating a provision for ThU.S.$ 200,000, it was paid from October 25, 2021.

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Considering the change in the dividend policy described above, the final dividend paid for the year 2021 increased by ThU.S.$ 67,121 compared to the provision as of December 31, 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2022 and 2021:

	Distributable net profit
	12-31-2022 ThU.S.$	12-31-2021 ThU.S.$
Net profit attributable to parent company Adjustments:	704,480	1,030,812
Sale of lands	—	(167,802)
Biological assets
Unrealized gains (losses)	(12,933)	(79,452)
Realized gains (losses)	327,268	249,441
Deferred income taxes	(91,629)	(42,970)

Total adjustments	222,706	127,019

Distributable net profit	927,186	990,029

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - December
	2022 ThU.S.$	2021 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	704,480	1,030,812
Weighted average of number of shares	120,474,350	119,414,435
Basic and diluted earnings per share (in U.S.$ per share)	5.8475518	8.6322227

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

December 31, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1) Since the beginning of February, multiple forest fires have been affecting various locations in Chile in which we operate, such as Maule, Ñuble, Biobío, Araucanía and Los Ríos regions, many of which are the result of the irresponsible or intentional action of third parties (the “Fires”).

Regarding the fires, we disclosed the following on March 1, 2023:

For purposes of fire prevention and combat, the Company has more than 1,300 professional forestry brigade members, duly trained and equipped for firefighting, as well as 700 liquidation forestry brigade members. Additionally, the Company has 89 car bombs, 30 runways and helipads, a total of 35 aircrafts (11 tanker planes, 17 tanker and brigade transport helicopters, 4 heavy-duty helicopters and 3 coordination planes), 18 skidders, 2 bulldozers, 130 detection towers with cameras systems, a satellite fire detection service, and 3 detection centers, in addition to the support of national and international specialist companies.

The Company has approximately 47,000 hectares of potentially affected productive forest plantations (the “Plantations”). Considering the information currently available, the wood that should be able to be recovered (based on past experiences) and the applicable insurance coverage, it is preliminarily estimated that the impact on the financial statements of the Company as a result of the fires would be as of this date approximately ThU.S.$ 50,000.

2) The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2022 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 682 held on March 2, 2023.

Subsequent to December 31, 2022 and as of the date of issuance of these consolidated financial statements, there have been no events, that could materially affect the presentation of these financial statements.

arauco

Press Release
4Q 2022

carbon
neutral

Salto Yasy, Misiones, Argentina

Press Release 4Q 2022

Highlights 4Q 2022 For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. REVENUES FY 2022 US$7,102.1 million US$1,594.0 million NET INCOME FY2022 US$704.2 million -US$177.6 million ADJUSTED EBITDA FY2022 US$2,166.8 million US$387.6 million NET DEBT TO LTM Adj. EBITDA 2.33x CAPEX FY2022 US$ 1,587.7 million US$380.5 million

4Q 2022 RESULTS

Overview

ARAUCO´s net income for the fourth quarter of 2022 was -US$177.6 million, a decrease of US$426.4 million compared to the third quarter of 2022, mostly due to an impairment provision in our pulp mill in Argentina and a re-evaluation of our biological assets in Chile. Our Adjusted EBITDA was 29.9% lower than the third quarter of 2022, totalling US$387.6 million. Net Financial Debt increased by US$482.2 million or 10.6 % compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 2.33x, an increase when compared to the 1.89x reached during the third quarter of 2022.

In US$ Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY	YTD 2022	YTD 2021	YoY YTD
Revenue	1,594.0	1,879.4	1,742.4	-15.2%	-8.5%	7,102.1	6,349.8	11.8%
Net income	(177.6)	248.9	216.3	171.3%	182.1%	704.2	1,031.6	-31.7%
Adjusted EBITDA	387.6	553.0	640.4	-29.9%	-39.5%	2,166.8	2,493.4	-13.1%
Adjusted EBITDA Margin	24.3%	29.4%	36.8%	-17.4%	-33.8%	30.5%	39.3%	-22.3%
LTM Adj. EBITDA	2,166.8	2,419.6	2,493.4	-10.4%	-13.1%	2,166.8	2,493.4	-13.1%
CAPEX	380.5	387.2	497.9	-1.7%	-23.6%	1,587.7	1,556.1	2.0%
Net Financial Debt	5,051.2	4,568.9	4,570.2	10.6%	10.5%	5,051.2	4,570.2	10.5%
Net Financial Debt / LTM Adj. EBITDA	2.33x	1.89x	1.83x	23.5%	27.2%	2.33x	1.83x	27.2%

Adjusted EBITDA and EBITDA Margin (in US$ Million)

4Q 2022 RESULTS

Income Statement

Revenues

ARAUCO’s revenues reached US$1,594.0 million in the fourth quarter of 2022, a decrease of 15.2% when compared to the previous quarter. This variation is mostly explained by lower revenues in our wood products division, due to a decrease in sales volume and in average prices of 14.3% and a 9.5%, respectively. Additionally, revenues for our pulp division were 5.0% lower, due to a decrease in sales volume of 2.1% and a 3.3% in average prices.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY
Pulp	725.5	763.8	752.4	-5.0%	-3.6%
Wood Products	868.3	1,115.5	989.9	-22.2%	-12.3%
Total	1,594.0	1,879.4	1,742.4	-15.2%	-8.5%

4Q 2022 Revenue’s Breakdown

4Q 2022 RESULTS

Cost of sales

Decreased by 6.4% or US$71.8 million compared to the third quarter of 2022. This is mostly explained by decreases in Chemical costs, Other raw material and indirect costs and Energy and Fuel due to lower sales volume and, additionally lower prices related to fuel and oil, partially offset by an increase in Maintenance costs.

In US$ Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY
Timber	234.5	255.7	203.9	-8.3%	15.0%
Forestry labor costs	159.9	165.9	142.3	-3.6%	12.3%
Depreciation and amortization	95.0	97.2	101.4	-2.2%	-6.2%
Depreciation for right of use	9.5	10.2	11.2	-6.9%	-15.2%
Maintenance costs	90.6	68.6	65.4	32.1%	38.5%
Chemical costs	161.9	183.9	156.4	-12.0%	3.5%
Sawmill services	23.6	30.5	33.9	-22.5%	-30.2%
Other raw materials and indirect costs	111.4	128.1	95.8	-13.1%	16.2%
Energy and fuel	52.2	68.3	59.4	-23.6%	-12.1%
Cost of electricity	13.5	12.3	6.6	9.0%	102.6%
Wage, salaries and severance indemnities	99.8	103.0	96.8	-3.0%	3.1%
Cost of Sales	1,051.9	1,123.6	973.2	-6.4%	8.1%

Administrative expenses

Increased by 14.3% or US$21.0 million, when compared to the previous quarter, mostly due to an increase in

Other administration expenses services.

In US$ Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY
Wages, salaries and severance indemnities	65.8	64.5	66.0	2.0%	-0.3%
Marketing, advertising, promotion and publications expenses	3.6	4.0	3.4	-9.8%	5.5%
Insurance	7.0	6.3	5.8	10.6%	19.3%
Depreciation and amortization	8.2	8.1	10.0	0.9%	-18.3%
Depreciation for the right of use	2.0	1.9	2.0	6.4%	0.8%
Computer services	10.4	7.8	8.0	33.7%	30.5%
Lease rentals (offices, warehouses and machinery)	1.0	1.5	0.7	-32.2%	53.9%
Donations, contributions, scholarships	4.9	2.5	4.6	95.4%	5.7%
Fees (legal and technical advisories)	12.4	9.4	9.5	31.6%	31.1%
Property taxes, patents and municipality rights	5.8	6.9	5.5	-16.2%	5.6%
Other administration expenses	46.6	33.8	36.7	37.8%	27.1%
Administrative Expenses	167.7	146.7	152.2	14.3%	10.2%

4Q 2022 RESULTS

Distribution costs

Distribution costs decreased by 19.9%, or US$47.8 million mostly due to a decrease of US$44.6 million or 23.1%, in freight costs, mainly explained by lower sales volume and tariffs in our wood products segment.

In US$ Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY
Commissions	2.6	3.0	3.9	-10.8%	-32.8%
Insurance	2.2	1.3	1.3	71.5%	64.6%
Other selling costs	2.2	5.7	5.4	-60.9%	-59.1%
Port services	16.9	16.7	14.6	1.3%	15.4%
Freight	148.8	193.4	167.3	-23.1%	-11.0%
Depreciation for the right of use	1.0	1.1	0.5	-8.6%	109.0%
Other shipping and freight costs	18.7	19.1	3.4	-2.4%	444.0%
Distribution Costs	192.4	240.2	196.5	-19.9%	-2.1%

Other income

Decreased by US$217.3 million mostly due to a reduction in Gains from changes in fair value of biological assets mainly caused by a US$216.3 million decrease in the valuation of our Chilean forest related to an increase in the discount rate applied, representing a 6.8% of the total valuation.

In US$ Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY
Gain from changes in fair value of biological assets	(181.0)	63.4	(42.5)	-385.5%	325.5%
Net income from insurance compensation	1.2	0.5	0.3	120.9%	366.9%
Leases received	0.5	0.2	0.5	117.0%	-10.2%
Gains on sales of assets	14.4	4.7	4.4	209.8%	226.8%
Tax credit recovery	-	-	1.7	-	-100.0%
Other operating results	20.5	4.0	9.1	413.7%	124.9%
Other Income	-144.5	72.8	-26.6	-298.5%	443.4%

4Q 2022 RESULTS

Other expenses

Increased by 164.6% or US$129.7 million when compared to the third quarter of 2022. This is mostly explained by an increase in Impairment provision property, plant and equipment and others mostly due to an impairment provision in our pulp mill in Argentina, for an approximate amount of US$ 127.6 million due to changes in the discount rate, the future capex and projections of prices and volumes. This was partially offset by a decrease in Operating expenses related to the Valdivia mill stoppage in the third quarter.

In US$ Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY
Legal payments	3.4	3.1	1.4	11.3%	151.5%
Impairment provision property, plant and equipment and others	159.1	5.0	33.4	3070.6%	376.3%
Operating expenses related to plant stoppages	13.2	47.7	0.9	-72.4%	1310.7%
Project expenses	11.9	5.9	4.5	102.5%	165.9%
Loss (gain) from asset sales	3.6	4.2	2.4	-14.5%	48.0%
Loss and repair of assets	2.0	0.1	1.0	2308.6%	93.6%
Loss of forests	2.6	1.8	16.5	43.2%	-84.2%
Other taxes	4.9	6.7	4.0	-26.3%	22.8%
Other expenses (donations, repayments insurance)	7.8	4.4	4.6	79.8%	70.9%
Other expenses	208.4	78.8	68.6	164.6%	203.7%

Foreign exchange differences

Showed a net loss of US$36.8 million, US$17.9 million higher than the third quarter that ended with a US$18.9 million loss.

The main significant effects are given by the variation of local currencies in the countries where we have industrial operations, specially Argentina.

Income tax

In the fourth quarter, income tax reached US$80.1 million positive, positively compared with the US$70.7 million expense accounted on the previous quarter.

4Q 2022 RESULTS

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2022 was US$387.6 million, a 29.9% or US$165.5 million decrease when compared to the previous quarter.

There was a decrease in the Adjusted EBITDA of both wood products and pulp business segments, due to a reduction in sales volumes and prices when compared to the third quarter. The main decrease came from the Wood division with a 45% while our pulp division decreased by 8.6%.

In U.S. Million	Q4 2022	Q3 2022	Q4 2021	QoQ	YoY
Net Income	(177.6)	248.9	216.3	171.3%	182.1%
Financial costs	64.5	42.7	49.5	51.0%	30.1%
Financial income	(22.3)	(21.0)	(10.9)	6.2%	104.9%
Income tax	(80.1)	70.7	67.8	213.3%	218.1%
EBIT	(215.5)	341.2	322.7	163.2%	166.8%
Depreciation & amortization	116.6	128.6	125.3	-9.4%	-7.0%
EBITDA	(98.9)	469.8	448.0	-121.1%	-122.1%
Fair value cost of timber harvested	109.7	121.4	97.4	-9.6%	12.6%
Gain from changes in fair value of biological assets	181.0	(63.4)	42.5	-385.5%	325.5%
Exchange rate differences	36.8	18.9	2.4	94.4%	1416.9%
Others (*)	159.1	6.4	49.9	2397.3%	218.5%
Adjusted EBITDA	387.6	553.0	640.4	-29.9%	-39.5%

(*)	Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)

Pulp Business

During the fourth quarter of 2022, prices were lower compared to the previous quarter. Global stocks continued increasing following the trend of the third quarter, mainly due to the normalization of the logistic chain. Even though pulp supply was stable during the quarter, when detailing it by fiber, there are still short fiber supply restrictions from Scandinavian producers due to lack of raw material coming from Russia. Consequently, there has been a higher long fiber supply from these producers because they keep changing their production capacity from short to long fiber.

In China, very similar scenario compared to the third quarter: Sluggish demand, normalization of inventory levels and also of logistic delays. The challenge for this market continued to be the low paper demand due to low economic activity. Many paper producers planned partial stoppages to regulate inventory levels as a result of lower demand, pressure on prices, high pulp costs and significant economic uncertainty. However, due to the lifting of the restrictions of the “0” covid policy, there seems to be higher levels of optimism.

In Europe, paper demand began to drop significantly, especially for packaging and P&W products. On the other hand, pulp demand remained quite strong for most of the quarter but began to decrease towards the end of the year. Also, prices remained very stable with no changes on short fiber but there were significant decreases in long fiber. Moreover, the spread between short and long fiber disappeared, with some long fiber spot sales made at a lower price than short fiber prices. In the paper industry, there were higher paper imports from Asia, as a result of lower logistics and production costs.

In Dissolving Pulp, market remained weak with prices that continued decreasing during the quarter. The Viscose market remains with low activity, although prices were stabilized due to lower production.

Production during the fourth quarter was affected by the non-schedule stoppage at the Constitución mill.

Production and Sales Volume (In thousand tonnes)

The Adjusted EBITDA for our pulp business segment reached US$281.9 million during this quarter, which translates to a 8.6% or US$26.4 million decrease compared to the third quarter of 2022.

Pulp EBITDA Mg reached 38.9%, 1.5% lower than the previous quarter.

4Q 2022 RESULTS

Wood Products Business

Panels

Sales volume decreased 13.5% when compared to the previous quarter and average sales prices decreased 5.6%.

During the fourth quarter, volumes and prices were affected, specially in MDF, due to an increase in exports volumes from Brazil to the rest of the region. Moreover, due to higher inflation and rates, depreciation of currencies, high stocks and political uncertainty in some countries, demand continued weakening.

Sawn timber

Average sales prices decreased 16.6% when compared to the previous quarter and sales volume decreased 15.9%.

By the end of the third quarter of 2022, the effects of lower economic activity started to influence the different markets. China was still affected by restrictions associated with Covid, real estate issues and low economic growth. Lastly, the rest of Asia and Europe remained affected by high inventories, higher interest rates and economic uncertainty.

In remanufactured wood products, the US started to perceive the effects of higher inflation, rates and inventories, affecting prices and demand volumes. Moreover, higher supply from Asia and Latin America put additional pressure on prices.

Plywood

Sales volume decreased by 20.0% and average prices slightly decreased by 1.0%.

As a result of lower demand during this quarter, volumes and prices were generally affected compared to the rest of the year. Demand was lower mainly due to higher rates in America and Oceania, affecting the construction and remodeling sectors.

Adjusted EBITDA for our wood products business was US$154.3 million during the fourth quarter of 2022, which translates to a 45.6% or US$129.1 million decrease, compared to the previous quarter.

Wood products EBITDA Mg was 17.8%, 7.6% lower than the previous quarter.

4Q 2022 RESULTS

Capital Expenditures

During this quarter, capital expenditures(*) were US$380.5 million, US$6.7 million lower than the previous quarter.

The biggest single item in CAPEX-related expenditures, were those related to the MAPA project. These expenditures were US$100.0 million, 33.6% lower when compared to the US$150.6 million spent during the previous quarter.

US$ Million	Q4 2022	Q3 2022	Q4 2021	YTD 2022	YTD 2021
Cash flow used to obtain control of subsidiaries or other businesses	—	—	(0.8)	—	47.2
Cash flow used to purchase in associates	(9.7)	—	(3.0)	(9.8)	(7.8)
Other cash payments to acquire interests in joint ventures	—	(0.0)	(52.8)	(0.0)	(52.8)
Purchase and sale of property, plant and equipment	(278.1)	(326.0)	(379.8)	(1,271.7)	(1,316.8)
Purchase and sale of intangible assets	(2.5)	(1.5)	(3.6)	(5.9)	(7.0)
Purchase of other long-term assets	(90.1)	(59.7)	(57.9)	(300.2)	(218.9)
Total CAPEX (*)	(380.5)	(387.2)	(497.9)	(1,587.7)	(1,556.1)

(*)	On a cash basis.

4Q 2022 RESULTS

Free Cash Flow	During the fourth quarter, Free Cash Flow decreased by US$286.2 million compared to the third quarter, with outflows of US$267.5 million. Cash from Operations decreased US$113.2 million mostly due to lower Adjusted EBITDA and Cash used in financing activities increased US$190.1 mostly due to dividends paid in December 2022.

US$ Million	Q4 2022	Q3 2022	Q4 2021
Adjusted EBITDA	387.6	553.0	640.4
Working Capital Variation	56.7	(57.8)	200.1
Interest paid and received	(54.8)	(21.2)	(82.0)
Income tax received (paid/refunded)	(77.3)	(64.8)	11.9
Other cash inflows (outflows)	8.6	24.7	(228.0)
Cash from Operations	320.8	434.0	542.2
Capex (*)	(380.5)	(387.2)	(497.9)
Proceeds from investment activities	8.0	3.1	318.8
Other inflows of cash, net	2.9	7.4	3.9
Cash from (used in) Investment Activities	(369.6)	(376.8)	(175.1)
Dividends paid	(188.6)	—	(471.0)
Other inflows of cash, net	(17.7)	(16.3)	(15.7)
Proceeds from issue of shares	—	—	—
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	(206.4)	(16.3)	(486.7)
Effect of exchange rate changes on cash and cash equivalents	(12.2)	(22.2)	(13.4)
Free Cash Flow	(267.5)	18.7	(133.0)

(*)	On a cash basis.

Net Debt Variation Q4 2022 – Q3 2022 (in US$ million)

4Q 2022 RESULTS

Cash

Our cash position was US$667.2 million at the end of the fourth quarter, which translates to a 28.2% decrease, equivalent to US$262.4 million, when compared to the end of the third quarter of 2022. This decrease was mostly due to the negative Free Cash Flow shown in the quarter.

Additionally to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million, which as of the date of this report hasn’t been withdrawn. This facility is due in February 2025.

Cash by Currency

Cash by Instrument

4Q 2022 RESULTS

Financial Debt

ARAUCO’s total financial debt as of December 31, 2022 was US$5,718.4 million, an increase of 4.0% or US$219.8 million when compared to September 30, 2022.

Our consolidated net financial debt increased 10.6% or US$482.2 million when compared with September 2022.

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 2.33x, which compares to the 1.89x in the last quarter. This increase is mainly explained by a 10.6% increase in net financial debt and a 10.4% decrease in LTM Adjusted EBITDA.

Net Financial Debt and Leverage (In US$ Million)

As of December 2022, short term bank obligations (which includes accrued interest) sum up US$314.6 million. Bank obligations include the following maturities: US$277.8 million in bank loans and US$36.8 million in leasing. Short term bond obligations sum up US$95.6 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds.

Debt Amortization Profile as of December 31, 2022 (In US$ Million)

(1)	UF is a Chilean monetary unit indexed to inflation.
(2)	Swapped to USD

4Q 2022 RESULTS

Fourth Quarter

Subsequent Events and News

MAPA (Modernización y Ampliación Planta Arauco).

As of December 29, 2022, the Line 3 ramp-up process began by the loading of chips to its digester, starting with the production process. In January 20, the production of the first bale of pulp manufactured entirely in Line 3 was completed, officially beginning its operation phase.

The mill team is focused in the process of safely increasing production, identifying and solving issues that normally appear during the ramp-up.

Once Line 3 reaches its full production capacity, our Arauco mill will reach a total production capacity of approximately 2.1 million tonnes of pulp per year.

Forest Fires

Since the beginning of February, multiple forest fires have been affecting various locations in which we operate, such as Maule, Ñuble, Biobío, Araucanía and Los Rios regions.

ARAUCO has over 1,300 professional firefighters who are all properly trained and equipped to prevent fires and bring them under control. We have 89 fire trucks, 30 runways and helipads, 11 tanker planes, 17 helicopters, 4 heavy-duty helicopters, 3 coordination planes, 18 skidders for cutting fire-breaks, 2 bulldozers, 130 detection towers with automatic cameras, fire detection satellites, 3 detection centers, and the support from national and international specialist companies.

However, this year the damage caused by these fires has increased considerably, due to high temperatures, strong winds, low humidity, and the complexity of fighting many outbreaks that simultaneously appear in several places.

Arauco has approximately 47,000 hectares of productive forestry plantations potentially affected by the fires in the area where they occurred.

4Q 2022 RESULTS

Fourth Quarter

Subsequent Events and News

A preliminary estimate of the impact on the Company’s financial statements of the fires, based on currently available information, the timber that should be recoverable (based on past experience) and the associated insurance coverage, is approximately USD 50 million as of this date.

4Q 2022 RESULTS

ESG

Arauco at the COP27 – UN Climate Change Conference in Egypt

Arauco attended the world’s most important climate summit for the third consecutive year. ARAUCO is a member of the “Friends of COP” group, which brings together business leaders from Latin America and the Caribbean committed to the challenges of global change. Accordingly, it aims to accelerate private sector commitments to further decarbonize the productive matrix and increase climate resilience across the region. As a company, we announced the measurement of our natural capital with the ambition of being Natural Net Positive. Our approach on this matter is based on three key dimensions:

•	Water management

•	Biodiversity Conservation

•	CO2 atmosphere reduction

Held from November 6 to 18 in Sharm El Sheikh, Egypt, the conference focused on accelerating global emissions reductions, extending adaptation and increasing financing to achieve these climate targets. The agenda included green finance, climate science, future generations, decarbonization, water, energy and biodiversity, which are all key dimensions for sustainable development.

Waste Revaluation Goal

In order to move towards a circular economy, our pulp business division is working towards increasing the percentage of waste revaluation of industrial non-hazardous waste, with a goal of achieving 100% revaluation by 2030. This process is highly relevant, as it contributes to diminish disposal of waste, to increase the lifespan of waste deposits and to benefit from resources present in that waste. Our non-hazardous waste, in the case of our pulp division, can be used in the production of concrete, as soil and pH improver in the agricultural and forestry industries and also in the manufacturing of fertilizers. In the case of our wood products division, we are working towards revaluing and reusing bark (organic waste) from our productive processes.

During 2022, we achieved approximately 60% and 47% of waste revaluation in our pulp and wood products division and when compared to the previous year, in our pulp and wood products division, we increased 4% and 17% respectively.

UPCOMING EVENTS 4Q 2022 RESULTS CONFERENCE CALL Thursday, March 9, 2023 13:00 Santiago Time 11:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Constanza Vasquez Investor Relations constanza.vasquez@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl

Financial

Statements

Income Statement

In US$ Million	Q4 2022	Q3 2022	Q4 2021	YTD 2022	YTD 2021
Revenues	1,594.0	1,879.4	1,742.4	7,102.1	6,349.8
Cost of sales	(1,051.9)	(1,123.6)	(973.2)	(4,274.5)	(3,681.6)
Gross profit	542.1	755.7	769.2	2,827.6	2,668.2
Other income	(144.5)	72.8	(26.6)	100.1	379.0
Distribution costs	(192.4)	(240.2)	(196.5)	(922.2)	(683.0)
Administrative expenses	(167.7)	(146.7)	(152.2)	(613.6)	(577.1)
Other expenses	(208.4)	(78.8)	(68.6)	(373.9)	(192.1)
Financial income	22.3	21.0	10.9	72.1	33.5
Financial costs	(64.5)	(42.7)	(49.5)	(200.4)	(220.0)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(7.8)	(2.7)	(0.1)	33.7	31.4
Other income (loss)	0.0	0.0	0.0	0.0	0.0
Exchange rate differences	(36.8)	(18.9)	(2.4)	(77.1)	(5.3)
Income before income tax	(257.7)	319.5	284.1	846.3	1,434.5
Income tax	80.1	(70.7)	(67.8)	(142.1)	(402.9)
Net income	(177.6)	248.9	216.3	704.2	1,031.6
Profit attributable to parent company	(177.3)	248.9	216.8	704.5	1,030.8
Profit attributable to non-parent company	(0.3)	(0.0)	(0.5)	(0.3)	0.8

4Q 2022 RESULTS

Balance Sheet

In US$ Million	31-12-2022	30-09-2022	31-12-2021
Cash and cash equivalents	667.2	929.6	1,011.1
Other financial current assets	15.4	34.0	5.9
Other current non-financial assets	206.1	225.6	167.9
Trade and other receivables-net	878.0	909.5	979.9
Related party receivables	2.9	8.0	5.6
Inventories	1,470.0	1,365.8	1,176.9
Biological assets, current	330.4	362.3	329.6
Tax assets	203.7	157.2	233.1
Non-Current Assets classified as held for sale	1.3	1.3	14.2
Total Current Assets	3,774.9	3,993.2	3,924.0
Other non-current financial assets	63.3	10.2	10.5
Other non-current and non-financial assets	92.5	72.1	88.5
Non-current receivables	32.7	22.3	14.3
Investments accounted through equity method	365.7	319.3	336.6
Intangible assets	73.4	75.7	84.2
Goodwill	54.8	58.1	57.7
Property, plant and equipment	9,848.8	9,779.6	9,135.7
Biological assets, non-current	2,864.9	3,000.9	3,008.9
Deferred tax assets	9.0	8.5	7.6
Total Non-Current Assets	13,405.2	13,346.6	12,744.2
TOTAL ASSETS	17,180.1	17,339.8	16,668.3
Other financial liabilities, current	412.2	369.3	389.0
Trade and other payables	812.8	700.0	738.4
Related party payables	14.3	2.9	2.6
Other provisions, current	9.5	8.2	0.3
Tax liabilities	26.9	56.0	128.0
Current provision for employee benefits	7.6	6.2	4.6
Other non-financial liabilities, current	243.0	428.7	173.7
Total Current Liabilities	1,526.3	1,571.4	1,436.6
Other non-current financial liabilities	5,382.8	5,401.9	5,488.6
Trade and Other payables non-current	26.8	2.4	2.3
Other provisions, non-current	40.7	31.5	29.5
Deferred tax liabilities	1,785.9	1,845.2	1,747.8
Non-current provision for employee benefits	87.7	72.3	68.0
Other non-financial liabilities, non-current	69.9	71.3	77.0
Total Non-Current Liabilities	7,393.8	7,424.6	7,413.1
Non-parent participation	5.2	7.0	7.8
Net equity attributable to parent company	8,254.8	8,336.9	7,818.5
TOTAL LIABILITIES AND EQUITY	17,180.1	17,339.8	16,668.3

3Q 2022 RESULTS

Cash Flow Statement

US$ Million	Q4 2022	Q3 2022	Q4 2021	YTD 2022	YTD 2021
Receipts from sales of goods and rendering of services	1,687.2	2,077.2	1,898.1	7,630.2	6,389.9
Other cash receipts (payments)	118.5	66.5	100.6	356.4	357.3
Payments of suppliers and personnel (less)	(1,349.2)	(1,626.4)	(1,386.0)	(5,901.4)	(4,694.6)
Interest paid and received	(54.8)	(21.2)	(82.0)	(182.5)	(228.0)
Income tax paid	(77.3)	(64.8)	11.9	(205.0)	115.8
Other (outflows) inflows of cash, net	(4.7)	1.8	(0.3)	(1.1)	(0.5)
Net Cash Provided by (Used in) Operating Activities	320.8	434.0	542.2	1,700.5	1,939.9
Capital Expenditures	(380.5)	(387.2)	(497.9)	(1,587.7)	(1,556.1)
Other investment cash flows	10.9	10.4	322.7	117.8	366.5
Net Cash Provided by (Used in) Investing Activities	(369.6)	(376.8)	(175.1)	(1,470.0)	(1,189.6)
Proceeds from borrowings	103.6	47.3	111.8	318.4	168.0
Repayments of borrowings	(98.5)	(38.1)	(291.1)	(398.0)	(596.5)
Dividends paid	(188.6)	0.0	(471.0)	(381.0)	(471.2)
Other inflows of cash, net	(17.7)	(16.3)	(15.7)	(0.0)	(69.8)
Proceeds from Issue of Shares	0.0	0.0	0.0	(66.6)	200.0
Net Cash Provided by (Used in) Financing Activities	(201.3)	(7.2)	(666.0)	(527.2)	(769.5)
Total Cash Inflow (Outflow) of the Period	(250.1)	50.1	(298.9)	(296.7)	(19.1)
Effect of exchange rate changes on cash and cash equivalents	(12.2)	(22.2)	(13.4)	(47.2)	(34.5)
Cash and Cash equivalents at beginning of the period	929.6	901.7	1,323.5	1,011.1	1,064.7
Cash and Cash Equivalents at end of the Period	667.2	929.6	1,011.1	667.2	1,011.1

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 29, 2023	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer